UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934
For the month of October 2020
Commission File Number 001-33161
NORTH AMERICAN CONSTRUCTION GROUP LTD.
27287 - 100 Avenue
Acheson, Alberta T7X 6H8
(780) 960-7171
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F  ☐            Form 40-F  ☒
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

No.	Documents and Exhibit Index

Management’s Discussion and Analysis for the three and nine months ended September 30, 2020

Interim consolidated financial statements of North American Construction Group Ltd. for the three and nine months ended September 30, 2020

99.1	North American Construction Group Ltd. Announces Results for the Third Quarter Ending September 30, 2020

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NORTH AMERICAN CONSTRUCTION GROUP LTD.

By:	/s/ Jason Veenstra
Name:	Jason Veenstra
Title:	Executive Vice President & Chief Financial Officer
Date: October 28, 2020

NORTH AMERICAN
CONSTRUCTION GROUP

797B
CAT
28

965
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NORTH AMERICAN
18

2020 THIRD QUARTER REPORT

Letter to Shareholders
As predicted in the last letter the site access restrictions, caused by the COVID-19 pandemic, again severely impacted our business activity during Q3. However, also as anticipated, the impact gradually lessened as the quarter went on, with September heavy machine operating hours being roughly double those achieved in May. Unfortunately though, when we most needed some help from the weather, what we got was significantly above average summer rainfall for the second successive year. This led to far above normal fleet idle time and difficult operating conditions for our heaviest of equipment.
The one-two punches of site access restrictions and very rainy weather, together with the change in accounting treatment for our share of Nuna Logistics (Nuna), resulted in a 43% year over year decline in our Q3 revenues. Encouragingly however, our sequential revenue from Q2 2020 to Q3 2020 was up by 33%, compared to a 6% decline from Q2/Q3 2019. This also supports our premise of a gradual recovery to pre-pandemic activity levels.
Just as in Q2, our tight control of all costs again provided a nicely profitable quarter, demonstrating our ability to generate positive results in very negative operating circumstances. Indeed, adjusted EBITDA was only a shade less than achieved in Q3 2019 and both EBITDA and EPS for the year to date are above 2019 levels, despite considerably less revenue. Free cash flow ("FCF") was in line with our expectations as we built working capital and used sustaining capital, in preparation for a busy winter season in the oil sands.
A seasonally impressive financial showing from Nuna, also helped our cause in Q3, but as usual their activity levels will fall off as winter gets a grip on their far northerly work sites. Full details of our range of financial objectives for Q4, are presented in the slide deck used for the Q3 conference call, on our website. Of particular note, just like last year, much of our annual FCF will be generated in Q4.
We have also introduced ranges of financial outcomes, for 2021, in the slide deck and at this juncture, we expect the mid points of the ranges for EBITDA and FCF to be around 15% and 45% higher than our anticipated numbers for full year 2020. This robust outlook is based upon our solid backlog and the numerous identified and actionable opportunities that we are pursuing.
We are especially excited about our bid pipeline for diversifying work outside the oil sands, either on infrastructure projects or other natural resource mine sites, which we are confident will propel us to meet or exceed our target of 40% non oil-sands EBIT by 2022. That confidence was very recently bolstered by the award of a substantial construction project in relation to a gold mine in Northern Ontario. That contract win also clearly emphasizes the value of our ownership stake and relationship with Nuna.
The mid point of our anticipated FCF range for 2021 equates to over 15% of expected year end 2020 debt and about 20% of our current market capitalization. Therefore, debt reduction and share buybacks are likely to be high on our list of 2021 capital allocation priorities.
To conclude on the topic of share buybacks, investors may have been surprised that we did not purchase any shares in Q3 and there are two main reasons for that. Firstly, as explained above we are a user of cash in Q3 for winter work preparations and secondly, we have a hedge in place related to a portion of the shares issued in relation to the call of 5.50% convertible debentures, earlier in the year (see page M-16 of the MD&A). Should we settle the hedge in cash, as we generate FCF in Q4, the remaining balance of the 2020 normal course issuer bid will be used up.

Martin Ferron
Chairman and Chief Executive Officer
October 28, 2020

i

Management’s Discussion and Analysis
For the three and nine months ended September 30, 2020
October 28, 2020
The following Management’s Discussion and Analysis ("MD&A") is as of October 28, 2020 and should be read in conjunction with the attached unaudited interim consolidated financial statements and notes that follow for the three and nine months ended September 30, 2020, the audited consolidated financial statements and notes that follow for the year ended December 31, 2019 and our annual MD&A for the year ended December 31, 2019. All financial statements have been prepared in accordance with United States ("US") generally accepted accounting principles ("GAAP"). Except where otherwise specifically indicated, all dollar amounts are expressed in Canadian dollars. The consolidated financial statements and additional information relating to our business, including our most recent Annual Information Form, are available through the Canadian Securities Administrators (www.sedar.com) and Securities and Exchange Commission (www.sec.gov) and our company website at www.nacg.ca.
A non-GAAP financial measure is generally defined by the securities regulatory authorities as one that purports to measure historical or future financial performance, financial position or cash flows but excludes or includes amounts that would not be adjusted in the most comparable GAAP measures. In our MD&A, we use non-GAAP financial measures such as "gross profit", "adjusted net earnings", "adjusted EBIT", "equity investment EBIT", "adjusted EBITDA", "equity investment depreciation and amortization", "adjusted EPS", "margin", "total debt", "net debt", "senior debt", "cash provided by operating activities prior to change in working capital", "free cash flow", "backlog", "growth capital", "sustaining capital", "capital expenditures, net", "capital additions" and "capital inventory". We provide tables in this document that reconcile non-GAAP measures to amounts reported on the face of the consolidated financial statements. A summary of our Non-GAAP measures is included at the end of this MD&A.
CORE BUSINESS AND STRATEGY
We provide a wide range of mining and heavy construction services to customers in the resource development and industrial construction sectors, primarily within western Canada. We believe that our excellent safety record, combined with our ability to be a low cost operator, significant mining and heavy construction knowledge, experience, long-term customer relationships, equipment capacity and scale of operations differentiate us from our competition and provide significant value to our customers.
Our core market is the Canadian oil sands where we provide construction and operations support services through all stages of an oil sands project’s lifecycle. We have extensive construction experience in both mining and in situ oil sands projects and have been providing operations support services to the producers currently mining bitumen in the oil sands since inception of their respective projects: Suncor, Syncrude, Fort Hills, Imperial Oil and Canadian Natural Resources. We focus on building long-term relationships with our customers and in the case of Suncor and Syncrude, these relationships span over 40 years. We are one of the largest contractors in the oil sands region.
Our ownership interest in the Nuna Group of Companies ("Nuna") expands our end user coverage into base metals, precious metals and diamonds. Nuna is one of the largest Inuit-owned heavy civil construction, earthworks and mine construction contractor in Canada and maintains a Certificate of Inuit Firm Status. Nuna’s client base consists of resource companies whose projects span from smaller public and private civil projects to multi-national, full-scale projects. Nuna has a demonstrated commitment to hiring Indigenous and local people who live in the areas where it does business. Nuna is jointly owned in a 51-49% by the Kitikmeot Corporation and North American Construction Group Ltd., respectively. Kitikmeot Corporation (“KC”) is owned by the Kitikmeot Inuit Association (“KIA”). KC serves as the business arm of the KIA and is entrusted to pursue opportunities that build an economic base in the Kitikmeot region. Its primary focus is successful business development that collectively benefits KIA and the Inuit of the Kitikmeot region.
We provide heavy equipment maintenance and rebuild services to mining companies and other heavy equipment operators. Our maintenance personnel have specialized skills in working with equipment subjected to the difficult operating conditions experienced in mining. Those specialized skills, combined with our new purpose-built facilities, provide us with the ability to provide a high level of maintenance services in a cost effective manner to our external customers. While the heavy equipment maintenance portion of our business is currently relatively small, we intend to grow that business over the next few years.

Management's Discussion and Analysis September 30, 2020	M-1	North American Construction Group Ltd.

We provide operations support and management oversight services through formal long-term mine services agreements. These agreements contractually obligate us, amongst other duties, to provide the administrative back office infrastructure required to operate the mines on a day-to-day basis. Our mining knowledge and maintenance practices are valuable competencies for these customers and allow for overall reduced costs per tonne as well as optimized mine planning and execution.
We have demonstrated our ability to successfully leverage our mining knowledge and technology. We believe we are positioned to respond to the needs of a wide range of resource developers and infrastructure projects.
OVERALL PERFORMANCE
Our Q3 2020 top line performance decreased 43.5% year over year was due to the continuing impacts of COVID-19, above average rainfall and the accounting treatment of Nuna. The risk mitigation measures remain in place to limit the spread of COVID-19 and several large projects remain delayed as they are deemed non-essential at this time. During the summer months of July and August, rainfall was 60% higher than the average and 25% higher than Q3 2019 which was also significantly above average as disclosed last year. Wet conditions directly affect revenue through the deferral of volume into future periods. In addition to these two factors, the accounting for the Nuna Group of Companies, on an equity basis, had the largest impact in this quarter as it is their busiest of the year. While not reported in revenue, Nuna Group of Companies achieved a strong three months during the quarter as our share of revenue, that is reported in equity earnings, of $24.3 million, was consistent with both their original pre-pandemic expectations and their record quarter posted in Q3 2019. Our mine management contracts and the external maintenance program partially offset these various year over year decreases.
When comparing to the immediate past of Q2 2020, revenue was up 32.8%, compared to a 6.0% decrease from Q2 2019 to Q3 2019, as demobilization and access restrictions had a more severe impact last quarter. This recovery indicator is consistent with experience on site as September operating hours were more than double that of May.
Gross profit margin of 16.3% reflected an extremely difficult operational quarter with the rainy conditions in July and August adding to an already complex mine site environment. Required heavy equipment was operated effectively but costs associated with unavoidable and significant idle time was incurred primarily due to weather outlook uncertainty and suboptimal haul road conditions.
Included in gross profit margin was depreciation of 20.1% of revenue for the quarter. The depreciation percentage in Q3 is higher than our current run rate primarily due to the higher proportion of larger equipment operated when compared to a typical three-month period. Also contributing to the percentage increase was straight-line depreciation on certain fixed assets during a low revenue quarter and the idle equipment hours incurred due to haul road conditions which determine our depreciation expense.
Direct general and administrative expenses (excluding stock-based compensation benefit) were $3.6 million, equivalent to 3.9% of revenue, lower than Q3 2019 spending of $5.0 million but higher than the 3.0% of revenue. This spending percentage reflects the low revenue in the quarter but was bolstered by cost reductions put in place in late Q1 2020. As disclosed in Q2 2020, the primary initiatives of the general and administrative reductions were mandated reduced work hours and the complete halt of all discretionary and non-essential spending.
Consistent with Q2 2020, our Q3 net income includes $11.0 million of salary and wage subsidies presented as reductions in project costs, equipment costs and general and administrative expenses of $6.7 million, $3.3 million and $0.9 million, respectively. These amounts were received under the Canada Emergency Wage Subsidy ("CEWS") program which reimbursed us for a portion of wages paid to employees.
Adjusted EBITDA of $37.1 million is a $0.1 million decrease over Q3 2019 reflecting the above average rainfall in the quarter and the wide reaching impact of the COVID-19 pandemic offset by cost discipline to limit indirect project costs and general and administrative spending bolstered by the salary and wage subsidies.
Net income, basic and diluted net income per share and adjusted EPS for the quarter factor all the above commentary as well as the interest expense of $4.4 million, which includes approximately $0.4 million of non-cash interest. Cash related interest expense for the quarter of $4.0 million represents an average interest rate of 3.6% as we continue to benefit from both reductions in posted rates as well as the competitive rates in equipment financing. Adjusted EPS of $0.26 is the culmination of the above and reflects the full quarter impact of the issuance of 4.6 million common shares in Q2 2020 as part of the redemption of our 5.50% convertible debentures.

Management's Discussion and Analysis September 30, 2020	M-2	North American Construction Group Ltd.

Free cash flow in the quarter was a use of cash of $17.0 million and was greatly impacted by timing of cash collection and spending. As disclosed on the statement of cash flows, working capital balances alone consumed $24.6 million and were equally distributed between receivable and payable balances. In addition to this, cash flow was used for both capital inventory and capital work in process purposes as we advance our component rebuilding program. Excluding these temporary timing impacts, positive cash flow of $12.8 million was generated by the adjusted EBITDA of $37.1 million detailed above offset by sustaining capital of $19.7 million and cash interest paid of $4.6 million. Sustaining maintenance capital remains consistent with the revised capital plan and reflected necessary sustaining maintenance required in advance of our busy winter season.
Interim MD&A - Quarter 3 Highlights

(Expressed in thousands of Canadian Dollars, except per share amounts)	Three months ended
	September 30,
	2020	2019	Change
Revenue	$94,015	$166,269	$(72,254)

Gross profit	15,364	18,286	(2,922)
Gross profit margin	16.3%	11.0%	5.3%

Operating income	9,944	10,344	(400)

Adjusted EBITDA(i)	37,135	37,248	(113)
Adjusted EBITDA margin(i)	39.5%	22.4%	17.1%

Net income and comprehensive income available to shareholders	6,830	7,561	(731)
Adjusted net earnings(i)	7,450	10,504	(3,054)

Cash provided by (used in) operating activities	1,683	(5,202)	6,885
Cash provided by operating activities prior to change in working capital(i)	26,302	29,830	(3,528)

Free cash flow(i)	(17,048)	(25,319)	8,271

Purchase of PPE	23,337	34,771	(11,434)
Sustaining capital additions(i)	19,718	22,388	(2,670)
Growth capital additions(i)	4,236	14,634	(10,398)

Basic net income per share	$0.23	$0.29	$(0.06)
Adjusted EPS(i)	$0.26	$0.41	$(0.15)
(i)See "Non-GAAP Financial Measures".

Management's Discussion and Analysis September 30, 2020	M-3	North American Construction Group Ltd.

SIGNIFICANT BUSINESS EVENTS
Major Gold Mine Construction Contract
On October 22, 2020, we announced the award of a major earthworks contract. The contract was awarded to a newly formed joint venture owned and operated equally by us and Nuna. The project is a two-year project in Northern Ontario, valued at over $250 million and reflects the expertise and client trust that Nuna has gained over its 27 year history. The scope of the project will occur during the construction phase of the gold mine project and is expected to commence immediately, ramp up through Q1 2021, achieve peak volumes in Q3 2021 and be completed in the fall of 2022.
Credit Facility
Subsequent to period end, on October 8, 2020, we announced the expansion and extension of our senior secured Credit Facility. The term of the Credit Facility, as amended, is committed for three years and matures on October 8, 2023, with an option to extend on an annual basis. The Credit Facility increases our borrowing capacity from $300 million to $325 million, with an ability to increase maximum borrowings by an additional $25 million subject to certain customary conditions. The existing allowances for finance lease debt of up to $150 million and certain other indebtedness of up to $20 million over and above the facility limit remain in place, providing supplemental borrowing flexibility. The Credit Facility is comprised solely of a revolver with no scheduled repayments and is not governed by a borrowing base that would limit available borrowings. Financial covenants are consistent with the previous agreement and are tested quarterly on a trailing four quarter basis.
Impact of and Response to COVID-19
The global COVID-19 pandemic has had a material and noticeable impact on our operations. Since mid-March we have responded with aggressive measures to protect our employees, customers, shareholders and our Company. Mine and work sites throughout North America have tightened site access and have made decisions based on their specific and unique circumstances. We provide essential services to these sites and, where allowed, have been able to carry-on operations through the adoption of enhanced safety and health monitoring protocols.
The safety of our employees is paramount. In the annual letter to shareholders, we proudly stated that our safety performance is the true foundation of our operational excellence. We have always believed that every employee is entitled to a safe workplace. Our operations were guided by strict safety policies putting worker health and safety first prior to this outbreak. That legacy commitment to safety is being challenged in new and unexpected ways. We rose to this challenge and quickly implemented procedures and practices to keep our employees safe. These actions not only keep our employees safe, but also their families and friends, as well as our broader provincial, national and global communities.
In support of our customers, we are taking the necessary steps to manage our mostly variable but also fixed operating costs. Several cost reduction measures have been implemented including but not limited to: the immediate suspension of production-related spending on impacted mine sites; minimized use of vendor provided maintenance; a reduced work week schedule for administrative staff; a complete halt of all discretionary spending; and termination of services deemed non-essential in light of the pandemic.
We have also acted to reduce sustaining capital maintenance costs by implementing a reduced capital plan for the remainder of the year. Based on our outlook, our updated capital spending projection calls for full-year sustaining capital in 2020 of $80 million to $90 million, of which approximately $40 million (or roughly 50% of our outlook) was spent in the first quarter prior to the start of the pandemic.
The provincial and federal governments have implemented various programs to support both employees and employers through the pandemic. During the second and third quarter, we have benefited from the assistance of the CEWS program which helped us protect jobs through retention and rehiring. Should we continue to qualify, we plan to seek assistance from this program in the remainder of 2020 and onward.
Liquidity is critical during times of uncertainty and cash conservation is a key priority for management in weathering the pandemic. Including equipment financing availability, total available capital liquidity of $117.3 million includes total liquidity of $99.4 million as at September 30, 2020 and is primarily based on the borrowing capacity of $300.0 million under our un-amended Credit Facility ("Credit Facility") as it stood at that time. Based on the expanded capacity discussed above, proforma total liquidity as at September 30, 2020 was $124.4 million. We expect liquidity

Management's Discussion and Analysis September 30, 2020	M-4	North American Construction Group Ltd.

to remain above $100 million in Q4 2020. Projected free cash flow for 2020 in the range of $40 million to $55 million will improve our liquidity position over the next quarter.
Redemption of 5.50% Convertible Unsecured Subordinated Debentures
On March 2, 2020, we announced a notice of redemption to the holders of our 5.50% convertible debentures due March 31, 2024, representing a redemption in full of the currently outstanding debentures. The debentures were redeemed on April 6, 2020 in accordance with the original terms. The redemption was satisfied through issuance of 4,583,655 voting common shares and all accrued and unpaid interest up to, but excluding the redemption date, was paid in cash.
Normal Course Issuer Bid
On March 9, 2020, we announced our intention to commence a normal course issuer bid ("NCIB") to purchase up to 2,300,000 common shares for cancellation. This represented approximately 8.3% of the issued and outstanding common shares as of March 3, 2020. As at March 3, 2020, we had 27,549,778 common shares issued and outstanding. The NCIB commenced on March 12, 2020 and will terminate no later than March 11, 2021.
We believe that the current market price of our common shares does not fully reflect their underlying value. In our view, prudent repurchases of common shares at these low market prices is an effective use of our cash resources and is in the best interests of us and shareholders. While remaining mindful of cash liquidity during the COVID-19 crisis, modest repurchases increase share liquidity for holders seeking to sell and provides a proportionate increase of shareholders wishing to maintain their positions.
FINANCIAL HIGHLIGHTS
Three and nine months ended 2020 results

	Three months ended		Nine months ended
	September 30,		September 30,
(dollars in thousands, except per share amounts)	2020	2019	2020	2019
Revenue	$94,015	$166,269	$363,603	$529,612
Project costs	27,585	67,126	100,033	211,555
Equipment costs	32,190	58,982	129,723	173,467
Depreciation	18,876	21,875	62,735	73,255
Gross profit(i)	$15,364	$18,286	$71,112	$71,335
Gross profit margin(i)	16.3%	11.0%	19.6%	13.5%
General and administrative expenses (excluding stock-based compensation)	3,624	5,040	15,762	19,852
Stock-based compensation expense (benefit)	1,756	2,583	(2,895)	7,689
Interest expense, net	4,438	5,541	14,240	16,125
Net income and comprehensive income available to shareholders	6,830	7,561	39,164	28,636

Adjusted EBITDA(i)(ii)	37,135	37,248	129,207	126,440
Adjusted EBITDA margin(i)(ii)	39.5%	22.4%	35.5%	23.9%

Per share information
Basic net income per share	$0.23	$0.29	$1.41	$1.13
Diluted net income per share	$0.22	$0.26	$1.28	$0.96
Adjusted EPS(i)	$0.26	$0.41	$1.38	$1.34
(i)See "Non-GAAP Financial Measures".
(ii)In the three months ended December 31, 2019 we changed the calculation of adjusted EBITDA. This change has not been reflected in results prior to the three months ended December 31, 2019. Applying this change to previously reported periods would result in no change for the three months ended September 30, 2019 and an increase of $0.2 million in adjusted EBITDA for the nine months ended September 30, 2019.

Management's Discussion and Analysis September 30, 2020	M-5	North American Construction Group Ltd.

A reconciliation of net income and comprehensive income available to shareholders to adjusted net earnings, adjusted EBIT and adjusted EBITDA is as follows:

	Three months ended		Nine months ended
	September 30,		September 30,
(dollars in thousands)	2020	2019	2020	2019
Net income and comprehensive income available to shareholders	$6,830	$7,561	$39,164	$28,636
Adjustments:
(Gain) loss on disposal of property, plant and equipment	(194)	185	635	(290)
Stock-based compensation expense (benefit)	1,756	2,583	(2,895)	7,689
Net realized and unrealized gain on derivative financial instrument	(551)	—	(837)	—
Restructuring costs	—	—	—	1,442
Write-down on assets held for sale	—	—	1,800	—
Pre-2019 inventory correction	—	—	—	(2,775)
Loss on legacy claim settlement	—	1,235	—	1,235
Tax effect of the above items	(391)	(1,060)	565	(1,935)
Adjusted net earnings(i)	7,450	10,504	38,432	34,002
Adjustments:
Tax effect of the above items	391	1,060	(565)	1,935
Interest expense, net	4,438	5,541	14,240	16,125
Income tax expense (benefit)	3,959	(1,866)	10,945	488
Equity earnings in affiliates and joint ventures(ii)	(4,620)	—	(6,554)	—
Equity investment EBIT(i)(ii)	4,849	—	7,399	—
Adjusted EBIT(i)(ii)	16,467	15,239	63,897	52,550
Adjustments:
Depreciation	18,876	21,875	62,735	73,255
Write-down on assets held for sale	—	—	(1,800)	—
Amortization of intangible assets	314	134	1,043	635
Equity investment depreciation and amortization(i)(ii)	1,478	—	3,332	—
Adjusted EBITDA(i)(ii)	$37,135	$37,248	$129,207	$126,440
(i)See "Non-GAAP Financial Measures".
(ii)In the three months ended December 31, 2019 we changed the calculation of adjusted EBITDA. This change has not been reflected in results prior to the three months ended December 31, 2019. Applying this change to previously reported periods would result in increases to adjusted EBIT of $0.5 million for the three months ended September 30, 2019 and $0.9 million for the nine months ended September 30, 2019, and no change in adjusted EBITDA for the three months ended September 30, 2019 and an increase of $0.2 million in adjusted EBITDA for the nine months ended September 30, 2019.
Upon initial acquisition of the interest in Nuna, we accounted for the investment using proportionate consolidation. On November 1, 2019, we entered into a transaction to reorganize our investment in Nuna. Subsequent to the reorganization, our investment in Nuna is held through a corporation rather than a partnership and is therefore no longer eligible for certain presentation elections permitting the proportionate method of consolidation. As a result, as of November 1, 2019, we applied the equity method prospectively and reclassified our share of the assets and liabilities of the Nuna Logistics Partnership ("NL Partnership") from the respective accounts to investments in affiliates and joint ventures on the Consolidated Balance Sheets.

Management's Discussion and Analysis September 30, 2020	M-6	North American Construction Group Ltd.

We included equity investment EBITDA in the calculation of adjusted EBITDA beginning in the fourth quarter of 2019. Below is a reconciliation of the amount included in adjusted EBITDA for the three and nine months ended September 30, 2020.

	Three months ended		Nine months ended
	September 30,		September 30,
(dollars in thousands)	2020	2019	2020	2019
Equity earnings in affiliates and joint ventures	$4,620	$—	$6,554	$—
Adjustments:
Interest expense, net	91	—	270	—
Income tax expense	192	—	249	—
(Gain) loss on disposal of property, plant and equipment	(54)	—	326	—
Equity investment EBIT(i)	$4,849	$—	$7,399	$—

Depreciation	$1,445	$—	$3,233	$—
Amortization of intangible assets	33	—	99	—
Equity investment depreciation and amortization(i)	$1,478	$—	$3,332	$—
(i)See "Non-GAAP Financial Measures".
Analysis of three and nine months ended September 30, 2020 results
Revenue
For the three months ended September 30, 2020, revenue was $94.0 million, down from $166.3 million in the same period last year. Various operational measures implemented as a response to COVID-19 remain in place to limit the spread of the virus which temporarily impact our ability to meet the full demands of our customers. In addition, several large projects remain delayed as deemed non-essential at this time during the recovery phase. The decrease in revenue is also partially attributable to reduced activity at mine sites in the Fort McMurray region due to unfavorable wet weather conditions during the summer months which, in particular, limited our ability to achieve expected overburden removal volumes at the Millennium mine. Furthermore, Q3 2019 included $12.6 million of revenue from Nuna which is now fully accounted for using the equity method. The completion of the Highland Valley Copper mine contract and the assumed Fort Hills legacy heavy civil construction work also contributed to the year over year decrease. These decreases were partially offset by the ramp-up of new civil construction work commenced at the Aurora mine in late Q2 2020 and revenue from the operations support contract at the coal mine in San Miguel which began in late Q2 2020.

For the nine months ended September 30, 2020, revenue was $363.6 million, down from $529.6 million in the same period last year. This decrease of 31.3% reflects the Q3 factors mentioned above combined with the severe challenges of Q2 and the change in consolidation method for Nuna whereby revenues are now included within equity earnings. These decreases were partially offset by the completion of the new civil construction services work at the Mildred Lake mine, the increased volume on the winter works program at the Aurora mine and revenue from the operations support contracts at the coal mines in Wyoming & Texas.
Gross profit
For the three months ended September 30, 2020, gross profit was $15.4 million, and a 16.3% gross profit margin, down from a gross profit of $18.3 million, but up from a 11.0% gross profit margin in the same period last year which was also affected by above average rainfall, although to a lesser degree than Q3 2020. The lower gross amount in the current period was driven by the reduction in site activity due to the COVID-19 pandemic. The gross profit margin achieved in Q3 2020 benefited from disciplined cost constraints in place during these customer imposed reductions and was bolstered by Canada Emergency Wage Subsidy. These increases were partially offset by the difficult operating conditions in the summer months due to the consistent rainfall and demobilization costs at the Fort Hills mine.
For the nine months ended September 30, 2020, gross profit was $71.1 million, and a 19.6% gross profit margin, down from $71.3 million, but up from a 13.5% gross profit margin, in the same period last year. The decrease in current year gross amount was due to the reduction in revenue compared to last year. The gross profit margin was impacted by the Q3 factors discussed above and the strong margins achieved in Q1 from the favorable operating conditions at our mine sites. Additionally, year over year margins were positively impacted by operations support contracts for the coal mines in San Miguel, which started in Q2 2020 and Wyoming, which began in Q2 2019.

Management's Discussion and Analysis September 30, 2020	M-7	North American Construction Group Ltd.

For the three months ended September 30, 2020, depreciation was $18.9 million, or 20.1% of revenue, down from $21.9 million, or 13.2% of revenue, in the same period last year. For the nine months ended September 30, 2020, depreciation was $62.7 million, or 17.3% of revenue, down from $73.3 million, or 13.8% of revenue, in the same period last year. The year over year decreases in gross depreciation are the result of reductions in operating equipment hours run by our fleet in the three and nine months ended September 30, 2020. The depreciation percentage in Q3 is higher than our current run rate primarily due to the higher proportion of larger equipment operated when compared to a typical three-month period. Also contributing to the percentage increase was straight-line depreciation on certain fixed assets during a low revenue quarter and the idle equipment hours incurred due to haul road conditions which determine our depreciation expense.
Operating income
For the three months ended September 30, 2020, we recorded operating income of $9.9 million, a decrease of $0.4 million from the $10.3 million for the same period last year. General and administrative expense, excluding stock-based compensation expense, was $3.6 million (or 3.9% of revenue) for the quarter, lower than the $5.0 million (or 3.0% of revenue) in the prior year. Stock-based compensation expense decreased slightly by $0.8 million compared to the prior year due to the fluctuating share price on the carrying value of our liability classified award plans.
For the nine months ended September 30, 2020, we recorded operating income of $57.1 million, an increase of $13.6 million from the $43.4 million for the same period last year. General and administrative expense, excluding stock-based compensation expense was $15.8 million (or 4.3% of revenue) compared to the $19.9 million (or 3.7% of revenue) for the nine months ended September 30, 2019. Stock-based compensation expense decreased by $10.6 million for the same period in the prior year.
Non-operating income and expense

	Three months ended		Nine months ended
	September 30,		September 30,
(dollars in thousands)	2020	2019	2020	2019
Interest expense
Credit facilities	$1,662	$2,429	$6,135	$7,292
Convertible debentures	691	1,234	2,608	3,084
Finance lease obligations	773	1,057	2,495	3,000
Mortgages	248	235	753	711
Promissory notes	145	364	549	1,399
Financing obligations	452	—	863	—
Amortization of deferred financing costs	438	243	887	722
Interest expense	$4,409	$5,562	$14,290	$16,208
Other interest expense (income), net	29	(21)	(50)	(83)
Total interest expense, net	$4,438	$5,541	$14,240	$16,125
Equity earnings in affiliates and joint ventures	(4,620)	(865)	(6,554)	(1,985)
Foreign exchange (gain) loss	(112)	(72)	132	(53)
Net realized and unrealized gain on derivative financial instrument	(551)	—	(837)	—
Income tax expense (benefit)	3,959	(1,866)	10,945	488
Total interest expense was $4.4 million during the three months ended September 30, 2020, a decrease from the $5.5 million recorded in the prior year. During the nine months ended September 30, 2020, total interest expense was $14.2 million, a decrease from the $16.1 million recorded in the prior year. The decrease in both periods can be attributed to the combination of reduced interest rates on our credit facilities, the April 6, 2020 redemption of our 5.50% convertible debentures and settlement of certain promissory notes in the current year.
Cash related interest expense for the three months ended September 30, 2020, calculated as interest expense excluding amortization of deferred financing costs of $0.4 million, was $4.0 million and represents an average cost of debt of 3.6% when factoring in the credit facility balances during the quarter (compared to 4.8% three months ended September 30, 2019). Cash related interest expense for the nine months ended September 30, 2020 (excluding amortization of $0.9 million and implied interest of $0.2 million) was $13.1 million and represents an average cost of debt of 3.9% (compared to 4.5% for the nine months ended September 30, 2019).

Management's Discussion and Analysis September 30, 2020	M-8	North American Construction Group Ltd.

Equity earnings in affiliates and joint ventures of $4.6 million and $6.6 million for the three and nine months ended September 30, 2020, respectively, was generated by the NL Partnership and other various joint ventures consolidated using the equity method.
We recorded deferred income tax expense of $3.5 million and $10.5 million for the three and nine months ended September 30, 2020, respectively. The current year amounts are higher than the amounts recorded for the same periods in 2019 due to the higher earnings and positive impacts recorded in previous periods from the reduced Alberta corporate tax rate.
Net income and comprehensive income available to shareholders
For the three months ended September 30, 2020, we recorded $6.8 million of net income and comprehensive income available to shareholders (basic net income per share of $0.23 and diluted net income per share of $0.22), compared to $7.6 million net income and comprehensive income available to shareholders (basic net income per share of $0.29 and diluted net income per share of $0.26) recorded for the same period last year. The net income and comprehensive income available to shareholders in the current year was affected by the increased income tax expense of $5.4 million.
For the nine months ended September 30, 2020, we recorded $39.2 million net income and comprehensive income available to shareholders (basic net income per share of $1.41 and diluted net income per share of $1.28), compared to $28.6 million net income and comprehensive income available to shareholders (basic net income per share of $1.13 and diluted net income per share of $0.96) for the same period last year.
The table below provides the calculation of our adjusted EPS:

	Three months ended		Nine months ended
	September 30,		September 30,
(dollars in thousands)	2020	2019	2020	2019
Net income and comprehensive income	$6,830	$7,606	$39,164	$28,874
Net income attributable to noncontrolling interest	—	(45)	—	(238)
Net income and comprehensive income available to shareholders	6,830	7,561	39,164	28,636

Adjusted net earnings(i)	$7,450	$10,504	$38,432	$34,002

Weighted-average number of common shares	29,103,731	25,701,448	27,829,951	25,345,762
Weighted-average number of diluted common shares	31,056,510	33,316,062	32,002,737	32,672,937

Basic net income per share	$0.23	$0.29	$1.41	$1.13
Adjusted EPS(ii)	$0.26	$0.41	$1.38	$1.34
Diluted net income per share	$0.22	$0.26	$1.28	$0.96
(i)See "Non-GAAP Financial Measures".
The table below summarizes our consolidated results for the preceding eight quarters:

	Three Months Ended
(dollars in millions, except per share amounts)	Q3 2020	Q2 2020	Q1 2020	Q4 2019	Q3 2019	Q2 2019	Q1 2019	Q4 2018
Revenue	$94.0	$70.8	$198.8	$189.5	$166.3	$176.9	$186.4	$131.0
Gross profit(i)	15.4	21.1	34.7	25.1	18.3	23.5	29.6	18.3
Adjusted EBITDA(i)	37.1	31.9	59.9	47.8	37.2	37.1	52.1	28.4
Net income and comprehensive income available to shareholders	6.8	13.3	19.0	8.2	7.6	13.9	7.2	2.7
Basic net income per share(iii)	$0.23	$0.46	$0.74	$0.32	$0.29	$0.55	$0.29	$0.11
Diluted net income per share(iii)	$0.22	$0.42	$0.67	$0.28	$0.26	$0.45	$0.25	$0.10
Adjusted EPS(i)(ii)(iii)	$0.26	$0.45	$0.70	$0.38	$0.41	$0.43	$0.50	$0.18

Cash dividend per share	$0.04	$0.04	$0.04	$0.04	$0.04	$0.02	$0.02	$0.02
(i)See "Non-GAAP Financial Measures".
(ii)In the three months ended December 31, 2019 we changed the calculation of adjusted EBITDA. This change has not been reflected in results prior to the three months ended December 31, 2019. Applying this change to previously reported periods would result in increases in adjusted EBITDA of $0.0 million in Q3 2019, $0.0 million in Q2 2019 and $0.2 million in Q1 2019.
(iii)Net income and adjusted earnings per share for each quarter have been computed based on the weighted-average number of shares issued and outstanding during the respective quarter. Therefore, quarterly amounts are not additive and may not add to the associated annual or year-to-date totals.

Management's Discussion and Analysis September 30, 2020	M-9	North American Construction Group Ltd.

For a full discussion of the factors that can generally contribute to the variations in our quarterly financial results please see “Financial Highlights” in our annual MD&A for the year ended December 31, 2019.
LIQUIDITY AND CAPITAL RESOURCES
Summary of consolidated financial position
As at September 30, 2020, we had $40.3 million in cash and $59.1 million unused borrowing availability on the Credit Facility for a total liquidity of $99.4 million (defined as cash plus available and unused Credit Facility borrowings). Our liquidity is complemented by available borrowings through our equipment leasing partners. Under the terms of our Credit Facility, our finance lease borrowing is limited to $150.0 million. As at September 30, 2020 our total available capital liquidity was $117.3 million (defined as total liquidity plus unused finance lease borrowing availability under our Credit Facility) given that we have $17.9 million in unused finance lease borrowing availability.
Subsequent to period-end, on October 8, 2020, we entered into an amendment to our Credit Facility agreement that increased the available borrowings permitted under our revolving facility by $25.0 million to $325.0 million. Please see "Liquidity and Capital Resources - Credit Facility" in this MD&A for more information on the amended facility.

(dollars in thousands)	September 30, 2020	December 31, 2019	Change
Cash	$40,331	$5,544	$34,787
Working capital assets
Accounts receivable	$43,279	$66,746	$(23,467)
Contract assets	5,365	19,193	(13,828)
Inventories	20,068	21,649	(1,581)
Contract costs	1,530	1,016	514
Prepaid expenses and deposits	5,274	4,245	1,029
Working capital liabilities
Accounts payable	(34,787)	(88,201)	53,414
Accrued liabilities	(13,480)	(17,560)	4,080
Contract liabilities	(122)	(23)	(99)
Total net current working capital (excluding cash)	$27,127	$7,065	$20,062

Property, plant and equipment	633,942	587,729	46,213
Total assets	844,078	792,652	51,426

Credit Facility(i)	240,000	190,000	50,000
Finance lease obligations(i)	78,056	76,278	1,778
Financing obligations(i)	54,083	15,435	38,648
Promissory notes(i)	13,623	14,648	(1,025)
Senior debt(ii)	$385,762	$296,361	$89,401
Convertible debentures(i)	55,000	94,031	(39,031)
Mortgages(i)	21,341	21,739	(398)
Total debt(ii)	$462,103	$412,131	$49,972
Cash	(40,331)	(5,544)	(34,787)
Net debt(ii)	$421,772	$406,587	$15,185
Total shareholders' equity	238,341	180,119	58,222
Invested capital(ii)	$660,113	$586,706	$73,407
(i)Includes current portion.
(ii)See "Non-GAAP Financial Measures".
As at September 30, 2020, we had $0.6 million in trade receivables that were more than 30 days past due compared to $nil as at December 31, 2019. As at September 30, 2020 and December 31, 2019 we did not have an allowance for credit losses related to our trade receivables as we believe that there is minimal risk in the collection of these past due trade receivables. We continue to monitor the credit worthiness of our customers. As at September 30, 2020, holdbacks totaled $0.1 million, down from $7.2 million as at December 31, 2019.

Management's Discussion and Analysis September 30, 2020	M-10	North American Construction Group Ltd.

Capital additions

Reconciliation to Statements of Cash Flows	Three months ended		Nine months ended
	September 30,		September 30,
(dollars in thousands)	2020	2019	2020	2019
Purchase of PPE	$23,337	$34,771	$90,019	$118,455
Additions to intangibles	—	210	271	374
Gross capital expenditures	$23,337	$34,981	$90,290	$118,829
Proceeds from sale of PPE	(58)	(736)	(2,106)	(3,262)
Change in capital inventory and capital work in progress	(211)	2,777	(9,483)	(7,824)
Capital expenditures, net(i)	$23,068	$37,022	$78,701	$107,743
Lease additions	886	—	27,882	28,107
Capital additions(i)	$23,954	$37,022	$106,583	$135,850
(i)See "Non-GAAP Financial Measures".

Sustaining and Growth Additions	Three months ended		Nine months ended
	September 30,		September 30,
(dollars in thousands)	2020	2019	2020	2019
Sustaining	$18,832	$22,388	$69,946	$71,462
Growth	4,236	14,634	8,755	36,281
Capital expenditures, net(i)	$23,068	37,022	$78,701	$107,743
Sustaining	886	—	2,150	28,107
Growth	—	—	25,732	—
Lease additions	$886	—	$27,882	$28,107
Sustaining	19,718	22,388	72,096	99,569
Growth	4,236	14,634	34,487	36,281
Capital additions(i)	$23,954	$37,022	$106,583	$135,850
(i)See "Non-GAAP Financial Measures".
Capital additions for the three months ended September 30, 2020 were $24.0 million ($37.0 million in the prior year). Sustaining capital additions of $19.7 million in the quarter continued to be constrained to immediate and urgent needs based on the macro environment. Growth capital additions were primarily the purchase of a heavy equipment maintenance facility located on a major customer site and the commissioning of an incremental rebuilt 400-ton haul truck.
Capital additions for the nine months ended September 30, 2020 were $106.6 million ($135.9 million in the prior year). Included in this amount was growth capital of $34.5 million, largely related to the purchase and commissioning of shovels required to fulfill performance obligations under long-term contracts. Included in the prior period amount was $36.3 million related to heavy equipment purchased under a right of first refusal arrangement with a customer.
We finance a portion of our heavy construction fleet through finance leases and we continue to lease our motor vehicle fleet through our finance lease facilities. Our sustaining capital additions financed through finance leases during the three months ended September 30, 2020 was $0.9 million ($nil in the prior year). For the nine months ended September 30, 2020 sustaining capital additions financed through finance leases was $27.9 million ($28.1 million for the same period in 2019). Our equipment fleet is currently split among owned (60.6%), finance leased (35.9%) and rented equipment (3.5%).
During Q2 2020, we updated our definitions of growth capital and sustaining capital to exclusively represent costs incurred related to commissioned ready-for-use assets. With our newly constructed component rebuild facility progressing to full capacity, a significant portion of our component rebuild process has now been fully internalized. We feel that this change in definition better reflects the capital spend on our deployed and commissioned capital

Management's Discussion and Analysis September 30, 2020	M-11	North American Construction Group Ltd.

assets as well as the change in our business. If this definition change had not been made, our capital additions would have been as follows:

Reconciliation to Statements of Cash Flows	Three months ended		Nine months ended
	September 30,		September 30,
(dollars in thousands)	2020	2019	2020	2019
Purchase of PPE	$23,337	$34,771	$90,019	$118,455
Additions to intangibles	—	210	271	374
Gross capital expenditures	$23,337	$34,981	$90,290	$118,829
Proceeds from sale of PPE	(58)	(736)	(2,106)	(3,262)
Change in capital inventory	1,214	2,777	(3,439)	(7,824)
Capital expenditures, net(i)	$24,493	$37,022	$84,745	$107,743
Lease additions	886	—	27,882	28,107
Capital additions(i)	$25,379	$37,022	$112,627	$135,850
(ii)See "Non-GAAP Financial Measures".

Sustaining and Growth Additions	Three months ended		Nine months ended
	September 30,		September 30,
(dollars in thousands)	2020	2019	2020	2019
Sustaining	$18,247	$22,388	$74,759	$71,462
Growth	6,246	14,634	9,986	36,281
Capital expenditures, net(i)	$24,493	$37,022	$84,745	$107,743
Sustaining	886	—	2,150	28,107
Growth	—	—	25,732	—
Lease additions	$886	$—	$27,882	$28,107
Sustaining	19,133	22,388	76,909	99,569
Growth	6,246	14,634	35,718	36,281
Capital additions(i)	$25,379	$37,022	$112,627	$135,850
(ii)See "Non-GAAP Financial Measures".
For a complete discussion on our capital expenditures, please see "Liquidity and Capital Resources - Capital Resources" in our most recent annual MD&A for the year ended December 31, 2019.
Summary of consolidated cash flows

	Three months ended		Nine months ended
	September 30,		September 30,
(dollars in thousands)	2020	2019	2020	2019
Cash provided by (used in) operating activities	$1,683	$(5,202)	$84,533	$75,471
Cash used in investing activities	(22,081)	(34,751)	(88,113)	(112,524)
Cash provided by financing activities	19,400	34,682	38,367	29,707
(Decrease) increase in cash	$(998)	$(5,271)	$34,787	$(7,346)
Operating activities

	Three months ended		Nine months ended
	September 30,		September 30,
(dollars in thousands)	2020	2019	2020	2019
Cash provided by operating activities prior to change in working capital(i)	$26,302	$29,830	$105,318	$104,426
Net changes in non-cash working capital	(24,619)	(35,032)	(20,785)	(28,955)
Cash provided by (used in) operating activities	$1,683	$(5,202)	$84,533	$75,471
(i)See "Non-GAAP Financial Measures".
Cash provided by operating activities for the three months ended September 30, 2020 was $1.7 million, compared to cash used in operating activities of $5.2 million in for the three months ended September 30, 2019. Cash provided by operating activities for the nine months ended September 30, 2020 was $84.5 million, compared to cash provided by operating activities of $75.5 million for the nine months ended September 30, 2019. The increase in cash flow in both current year periods is as a result of slightly improved gross profit in the nine months ended,

Management's Discussion and Analysis September 30, 2020	M-12	North American Construction Group Ltd.

partially offset by changes to working capital balances. Cash provided by or used in the net change in non-cash working capital specific to operating activities are summarized in the table below:

	Three months ended		Nine months ended
	September 30,		September 30,
(dollars in thousands)	2020	2019	2020	2019
Accounts receivable	$(17,072)	$(19,452)	$22,556	$(8,203)
Contract assets	(3,754)	16,590	13,828	(8,812)
Inventories	1,742	(6,917)	1,581	(13,599)
Contract costs	(291)	(33)	(514)	1,976
Prepaid expenses and deposits	(2,398)	(1,816)	(915)	(1,364)
Accounts payable	(715)	(24,694)	(53,414)	935
Accrued liabilities	(1,862)	(725)	(4,006)	(647)
Contract liabilities	(269)	2,015	99	759
	$(24,619)	$(35,032)	$(20,785)	$(28,955)
Investing activities
Cash used in investing activities for the three months ended September 30, 2020 was $22.1 million, compared to cash used in investing activities of $34.8 million for the three months ended September 30, 2019. Current period investing activities largely relate to $23.3 million for the purchase of property, plant and equipment. Prior year investing activities included $34.8 million for the purchase of property, plant and equipment, partially offset by $0.7 million cash received on the disposal of property, plant and equipment.
Cash used in investing activities for the nine months ended September 30, 2020 was $88.1 million, compared to cash used in investing activities of $112.5 million for the nine months ended September 30, 2019. Current year to date investing activities largely relate to $90.0 million for the purchase of property, plant and equipment, offset by $2.1 million in proceeds from the disposal of property, plant and equipment. Prior year investing activities included $118.5 million for the purchase of property, plant and equipment, offset by $3.3 million in proceeds from the disposal of property, plant and equipment and $3.0 million of net repayments received primarily from activity within the Nuna Group of companies.
Financing activities
Cash provided by financing activities during the three months ended September 30, 2020 was $19.4 million, which included $35.0 million in proceeds from long-term debt (offset by $3.7 million of long-term debt repayments), $7.9 million in finance lease obligation repayments and $2.8 million for purchase of treasury shares. Cash provided by financing activities during the three months ended September 30, 2019 was $34.7 million, which included proceeds from long-term debt of $88.6 million (offset by $34.7 million of long-term debt repayments ), $10.1 million in finance lease obligation repayments and $9.3 million for purchase of treasury shares.
Cash provided by financing activities during the nine months ended September 30, 2020 was $38.4 million, which included $145.5 million in proceeds from long-term debt (offset by $59.2 million of long-term debt repayments), $26.1 million in finance lease obligation repayments, $9.1 million from the share purchase program, $9.8 million for the purchase of treasury shares and a dividend payment of $3.2 million. Cash provided by financing activities during the nine months ended September 30, 2019 was $29.7 million, which included $224.1 million in proceeds from long-term debt (offset by $152.7 million of long-term debt repayments), $2.7 million in financing costs, $29.7 million in finance lease obligation repayments, $9.4 million for purchase of treasury shares and dividend payments of $1.5 million.

Management's Discussion and Analysis September 30, 2020	M-13	North American Construction Group Ltd.

Free cash flow

	Three months ended		Nine months ended
	September 30,		September 30,
(dollars in thousands)	2020	2019	2020	2019
Cash provided by (used in) operating activities	$1,683	$(5,202)	$84,533	$75,471
Cash used in investing activities	(22,081)	(34,751)	(88,113)	(112,524)
Capital additions financed by leases	(886)	—	(27,882)	(28,107)
Add back:
Growth capital additions	4,236	14,634	34,487	36,281
Free cash flow(i)	$(17,048)	$(25,319)	$3,025	$(28,879)
(i)See "Non-GAAP Financial Measures".
Free cash flow in the quarter was a use of cash of $17.0 million which was greatly impacted by timing of cash collection and spending. As disclosed on the statement of cash flows, changes in working capital balances alone consumed $24.6 million. In addition to this, the timing impacts related to joint venture balances was $4.6 million. Excluding these temporary timing impacts, positive cash flow of $12.8 million was generated by the adjusted EBITDA of $37.1 million detailed above offset by sustaining capital of $19.7 million and cash interest paid of $4.6 million. Sustaining maintenance capital remains consistent with the revised capital plan and reflected necessary sustaining maintenance required in advance of our busy winter season.
Free cash flow for the nine months ended September 30, 2020 was the compilation of the adjusted EBITDA of $129.2 million, offset by sustaining capital additions of $72.1 million, cash interest paid of $14.5 million and $36.8 million of timing impacts related to working capital, joint venture and capital inventory balances.
Contractual obligations
Our principal contractual obligations relate to our long-term debt; finance and operating leases; capital for property, plant and equipment; and supplier contracts. The following table summarizes our future contractual obligations as of September 30, 2020, excluding interest where interest is not defined in the contract (operating leases and supplier contracts). The future interest payments were calculated using the applicable interest rates and balances as at September 30, 2020 and may differ from actual results.

	Payments due by fiscal year
(dollars in thousands)	Total	2020	2021	2022	2023	2024 and thereafter
Credit Facility(i)	$262,381	$1,867	$7,406	$7,406	$245,702	$—
Finance leases	82,721	9,197	29,035	22,746	13,942	7,801
Convertible debentures(ii)	70,813	688	2,750	2,750	2,750	61,875
Mortgage(iii)	34,740	389	1,552	1,548	1,561	29,690
Promissory notes	14,502	1,012	4,047	4,047	4,047	1,349
Operating leases(iv)	14,370	327	1,214	1,051	917	10,861
Non-lease components of lease commitments(v)	1,151	59	324	412	159	197
Financing obligations	57,805	3,371	13,483	13,483	13,483	13,985
Supplier contracts	16,912	16,912	—	—	—	—
Contractual obligations	$555,395	$33,822	$59,811	$53,443	$282,561	$125,758
(i)The Credit Facility bears interest at Canadian prime rate, U.S. Dollar Base Rate, Canadian bankers' acceptance or London interbank offered rate ("LIBOR") (all such terms are used or defined in the Credit Facility), plus applicable margins payable monthly.
(ii)The 5.00% convertible debentures mature on March 31, 2026. Interest is payable in equal installments semi-annually in arrears on March 31 and September 30 of each year. The 5.50% convertible debentures were redeemed subsequent to period close on April 6, 2020 and were settled in shares.
(iii)This includes a mortgage that bears interest for the first five years at a fixed rate of 4.80% and is secured by a first security interest in our maintenance facility and head office complex in Acheson, Alberta and a mortgage that bears variable interest at a floating base rate minus a variance of 1.50%, equal to 3.05% at September 30, 2020 and is secured by a first security interest on land in Acheson, Alberta.
(iv)Operating leases are net of receivables on subleases of $9,082 (2020 - $888; 2021 - $3,554; 2022 - $2,651; 2023 - $1,496; 2024 and thereafter - $493).
(v)Non-lease components of lease commitments are net of receivables on subleases of $4,072 (2020 - $373; 2021 - $1,514; 2022 - $1,453; 2023 - $730; 2024 and thereafter - $2). These commitments include common area maintenance, management fees, property taxes and parking related to operating leases.

Management's Discussion and Analysis September 30, 2020	M-14	North American Construction Group Ltd.

Our total contractual obligations of $555.4 million as at September 30, 2020 increased from $521.0 million as at December 31, 2019, primarily as a result of the increase to the Credit Facility of $55.8 million and an increase to financing obligations of $41.2 million, offset by a decrease in convertible debentures of $50.8 million and a decrease to supplier contracts of $8.4 million.
We have no off-balance sheet arrangements.
Credit Facility
The Credit Facility is comprised solely of a revolving loan which, as at September 30, 2020, allowed borrowings of up to $300.0 million, of which letters of credit may not exceed $25.0 million, with an ability to increase the maximum borrowings by an additional $50.0 million subject to certain conditions. The facility was set to mature on November 23, 2021, with an option to extend on an annual basis. The Credit Facility permits finance lease obligations to a limit of $150.0 million and other debt outstanding to a limit of $20.0 million.
As at September 30, 2020, the Credit Facility had borrowings of $240.0 million (December 31, 2019 - $190.0 million) and $0.9 million in issued letters of credit (December 31, 2019 - $0.9 million). At September 30, 2020, our borrowing availability under the Credit Facility was $59.1 million (December 31, 2019 - $109.1 million).
Under the terms of the Credit Facility the Senior Leverage Ratio is to be maintained at less than or equal to 3.0:1. In the event the Company enters into a material acquisition, the maximum allowable Senior Leverage Ratio would include a step up of 0.50x for four quarters following the acquisition. The Fixed Charge Coverage Ratio is to be maintained at a ratio greater than 1.15:1.
Financial covenants are to be tested quarterly on a trailing four quarter basis. As at September 30, 2020, we were in compliance with the Company Credit Facility covenants. The Senior Leverage Ratio is 2.29:1, as at September 30, 2020, in compliance with the maximum of 3.0:1. The Fixed Charge Coverage Ratio is 1.28:1, as at September 30, 2020, in compliance with the minimum of 1.15:1. We fully expect to maintain compliance with our financial covenants during the subsequent twelve-month period.
Subsequent to period-end, on October 8, 2020, we entered into an amendment to our Credit Facility that increased the revolving loan to $325.0 million, with the ability to increase the maximum borrowings by an additional $25.0 million subject to certain conditions. This expanded facility matures on October 8, 2023, with an option to extend on an annual basis. The amended facility maintains financial covenant thresholds as well as finance lease obligations and other debt limits.
For a complete discussion on our Credit Facility, including covenants, calculation of the borrowing base, allowable finance lease debt and our credit rating, see "Liquidity and Capital Resources - Credit Facilities" in our most recent annual MD&A and "Capital Structure and Securities - Debt Ratings" in our most recent AIF for the year ended December 31, 2019.
Debt ratings
On March 10, 2020, S&P Global Ratings ("S&P") changed our company outlook from "positive" to "stable" and upgraded our long-term corporate credit rating to "B+" from "B". S&P changed the outlook to reflect the view that we generated strong cash flows and credit measures in 2019, demonstrating successful integration of the 2018 acquisitions.
Outstanding share data
Common shares
We are authorized to issue an unlimited number of voting common shares and an unlimited number of non-voting common shares. On June 12, 2014, we entered into a trust agreement whereby the trustee may purchase and hold common shares, classified as treasury shares on our consolidated balance sheets, until such time that units issued under the equity classified long-term incentive plans are to be settled. Units granted under such plans typically vest at the end of a three-year term.
As at October 23, 2020, there were 30,984,331 voting common shares outstanding, which included 1,845,201 voting common shares held by the trust and classified as treasury shares on our consolidated balance sheets (30,984,331 common shares, including 1,836,690 common shares classified as treasury shares at September 30, 2020). Additionally, as at September 30, 2020, there were an aggregate of 152,500 vested and unvested options

Management's Discussion and Analysis September 30, 2020	M-15	North American Construction Group Ltd.

outstanding under our Amended and Restated 2004 Share Option Plan which, in the event of full vesting and exercise, would result in the issuance of 152,500 common voting shares.
For a more detailed discussion of our share data, see "Capital Structure and Securities - Capital Structure" in our most recent AIF.
Convertible debentures
On March 2, 2020, we announced we had issued a notice of redemption to holders of the 5.50% convertible debentures due March 31, 2024. On April 6, 2020, the convertible debentures were redeemed in accordance with their original terms. We satisfied the redemption price through the issuance of 4,583,655 common shares and accrued and unpaid interest was settled in cash. The principal amount that was derecognized is $38,605. In the three months ended March 31, 2020, a principal amount of $426 was converted into 39,261 common shares.
The terms of the 5.00% convertible debentures are summarized as follows:

	Date of issuance	Maturity	Conversion price	Share equivalence per $1000 debenture	Debt issuance costs
5.00% convertible debentures	March 20, 2019	March 31, 2026	$26.25	$38.0952	$2,691
Interest on the debentures is payable semi-annually on March 31 and September 30 of each year.
The debentures are only redeemable under certain conditions after a change in control has occurred. If a change in control occurs, we are required to offer to purchase the debentures at a price equal to 101% of the principal amount plus accrued and unpaid interest to the date of purchase.
On March 23, 2020, we entered into a swap agreement related to shares expected to be issued upon redemption of the 5.50% convertible debentures. This swap agreement was settled in April 2020 in accordance with its stated terms and resulted in the recognition of a realized loss of $2,210 based on the difference between the conversion price of the shares under the terms of the 5.50% convertible notes and the expected price of our shares at the settlement date.
In April 2020, an additional swap agreement was entered into with respect to these shares. As at September 30, 2020, we recognized a realized gain of $1,282 and an unrealized gain of $1,765 on this agreement based on the difference between the par value of the converted shares and the expected price of our shares at contract maturity. This swap agreement is expected to mature in April 2021, as amended from the previously reported October 2020 maturity. The asset relating to the derivative financial instrument is included in other assets in the Interim Consolidated Balance Sheets. The above noted swap agreements are derivative financial instruments that are recorded at fair value, with changes recognized in net realized and unrealized gain on derivative financial instruments within the Interim Consolidated Statements of Operations and Comprehensive Income.
Share purchase program
Commencing on March 12, 2020, we engaged in a NCIB under which a maximum number of 2,300,000 common shares were authorized to be purchased. During the nine months ended September 30, 2020, we purchased and subsequently cancelled 1,223,097 shares under this NCIB, at an average price of $7.45 per share. This resulted in a decrease to common shares of $9.9 million and an increase to additional paid-in capital of $0.8 million.

Management's Discussion and Analysis September 30, 2020	M-16	North American Construction Group Ltd.

Backlog
The following summarizes our non-GAAP reconciliation of anticipated backlog as at September 30, 2020 and the preceding three quarters, as well as revenue generated from backlog for each quarter:

(dollars in thousands)	Sep 30, 2020	Jun 30, 2020	March 31, 2020	Dec 31, 2019
Performance obligations per financial statements	$102,726	$179,572	$65,010	$75,378
Add: undefined committed volumes	730,098	772,212	916,163	1,012,646
Anticipated backlog	$832,824	$951,784	$981,173	$1,088,024

Revenue generated from backlog during the three month period	$64,716	$22,155	$137,437	$135,551
As at September 30, 2020, we expect that $87.9 million of our anticipated backlog reported above will be performed in Q4 2020. In light of the current volatility in oil prices and the effect of COVID-19, the preparation of financial forecasts is challenging. The estimated timing and extent of future volumes may be impacted by these market factors. In addition to the revenue earned during the quarter, the backlog from the previous quarter decreased primarily due to foregone volumes at the Millennium mine due to wet weather and a reduction in scope on our winter works program at the Mildred Lake mine. These decreases were partially offset by future expected scope and volume increases at the Aurora and Millennium mines.
Unpriced contract modifications
As at September 30, 2020, we had $2.3 million in contract assets related to uncollected consideration from revenue recognized on unpriced contract modifications (December 31, 2019 - $5.3 million).
ACCOUNTING ESTIMATES, PRONOUNCEMENTS AND MEASURES
Critical accounting estimates
The preparation of our consolidated financial statements, in conformity with US GAAP, requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and the reported amounts of revenues and expenses during the reporting period. For a full discussion of our critical accounting estimates, see "Critical Accounting Estimates" in our annual MD&A for the year ended December 31, 2019.
Accounting pronouncements
Accounting pronouncements recently adopted
•Financial instruments - credit losses
◦Effective January 1, 2020 we adopted the new US GAAP standard for credit losses. In August 2018, the Financial Accounting Standards Board ("FASB") issued Account Standard Update ("ASU") 2018-13, Fair Value Measurement (Topic 820), Disclosure Framework - Changes to the Disclosure Requirements for Fair Value Measurement. We applied a modified retrospective approach where the cumulative effect adjustment is recognized to the opening balance of equity as at January 1, 2020. As a result, we were not required to adjust our comparative period financial information for the effects of the standard or make the new required credit loss disclosures for the period before the date of adoption. The adoption of this new standard did not have a material impact to the financial statements and there was no adjustment to opening equity at January 1, 2020.
•Fair value measurement
◦Effective January 1, 2020 we adopted the new US GAAP standard for fair value measurement. In August 2018, the FASB issued ASU 2018-13, Fair Value Measurement (Topic 820), Disclosure Framework - Changes to the Disclosure Requirements for Fair Value Measurement. This accounting standard update was issued to improve the effectiveness of disclosure requirements on fair value measurement. The adoption of this new standard did not have a material impact to the financial statements.
•Internal-use software
◦Effective January 1, 2020 we adopted the new US GAAP standard for internal-use software. In August 2018, the FASB issued ASU 2018-15, Intangibles - Goodwill and Other - Internal-Use

Management's Discussion and Analysis September 30, 2020	M-17	North American Construction Group Ltd.

Software (Subtopic 350-40), Customer's Accounting for Implementation Costs Incurred in a Cloud Computing Arrangement that is a Service Contract. This accounting standard update was issued to clarify the accounting for implementation costs in cloud computing arrangements. The adoption of this new standard did not have an impact to the financial statements.
•Related party guidance for variable interest entities
◦Effective January 1, 2020 we adopted the new US GAAP standard for related party guidance for variable interest entities. In October 2018, the FASB issued ASU 2018-17, Consolidation (Topic 810), Targeted Improvements to Related Party Guidance for Variable Interest Entities. This accounting standard update was issued to provide an update for determining whether a decision-making fee is a variable interest requiring reporting entities to consider indirect interests held through related parties under common control on a proportional basis rather than as the equivalent of a direct interest in its entirety. The adoption of this new standard did not have an impact to the financial statements.
Issued accounting pronouncements not yet adopted
•Debt with conversion and other options
◦In September 2020, the FASB issued ASU 2020-06, Debt - Debt with Conversion and Other Options and Derivatives and Hedging - Contracts in Entity's own Equity. This accounting standard update was issued to address issues identified as a result of the complexity associated with apply GAAP for certain financial instruments with characteristics of liabilities and equity. This ASU will be effective January 1, 2022 with early adoption permitted. We are assessing the impact the adoption of this standard will have on our consolidated financial statements.
Non-GAAP financial measures
A non-GAAP financial measure is generally defined by the securities regulatory authorities as one that purports to measure historical or future financial performance, financial position or cash flows, but excludes or includes amounts that would not be adjusted in the most comparable GAAP measures. In our MD&A, we use non-GAAP financial measures such as "gross profit", "adjusted net earnings", "adjusted EBIT", "equity investment EBIT", "adjusted EBITDA", "equity investment depreciation and amortization", "adjusted EPS", "margin", "total debt", "net debt", "senior debt", "cash provided by operating activities prior to change in working capital", "free cash flow", "backlog", "growth capital", "sustaining capital", "capital expenditures, net", "capital additions" and "capital inventory". We provide tables in this document that reconcile non-GAAP measures used to amounts reported on the face of the consolidated financial statements.
"Gross profit" is defined as revenue less: project costs; equipment costs; and depreciation. We believe that gross profit is a meaningful measure of our business as it portrays results before general and administrative overheads costs, amortization of intangible assets and the gain or loss on disposal of property, plant and equipment. Management reviews gross profit to determine the profitability of operating activities, including equipment ownership charges and to determine whether resources, property, plant and equipment are being allocated effectively.
"Adjusted net earnings" is defined as net income and comprehensive income available to shareholders excluding the effects of unrealized foreign exchange gain or loss, realized and unrealized gain or loss on derivative financial instruments, cash and non-cash (liability and equity classified) stock-based compensation expense, gain or loss on disposal of property, plant and equipment and certain other non-cash items included in the calculation of net income.
"Adjusted EBIT" is defined as adjusted net earnings before the effects of interest expense, income taxes and equity earnings in affiliates and joint ventures, but including the equity investment EBIT from our affiliates and joint ventures accounted for using the equity method.
“Equity investment EBIT” is defined as our proportionate share (based on ownership interest) of equity earnings in affiliates and joint ventures before the effects of gain or loss on disposal of property, plant and equipment, interest expense and income taxes.
“Adjusted EBITDA” is defined as adjusted EBIT before the effects of depreciation, amortization and equity investment depreciation and amortization.

Management's Discussion and Analysis September 30, 2020	M-18	North American Construction Group Ltd.

“Equity investment depreciation and amortization” is defined as our proportionate share (based on ownership interest) of depreciation and amortization in other affiliates and joint ventures accounted for using the equity method.
We believe that adjusted EBIT and adjusted EBITDA are meaningful measures of business performance because they exclude items that are not directly related to the operating performance of our business. Management reviews these measures to determine whether property, plant and equipment are being allocated efficiently.
"Adjusted EPS" is defined as adjusted net earnings, divided by the weighted-average number of common shares.
As adjusted EBIT, adjusted EBITDA, adjusted net earnings and adjusted EPS are non-GAAP financial measures, our computations may vary from others in our industry. These measures should not be considered as alternatives to operating income or net income as measures of operating performance or cash flows and they have important limitations as analytical tools and should not be considered in isolation or as substitutes for analysis of our results as reported under US GAAP. For example adjusted EBITDA does not:
•reflect our cash expenditures or requirements for capital expenditures or capital commitments or proceeds from capital disposals;
•reflect changes in our cash requirements for our working capital needs;
•reflect the interest expense or the cash requirements necessary to service interest or principal payments on our debt;
•include tax payments or recoveries that represent a reduction or increase in cash available to us; or
•reflect any cash requirements for assets being depreciated and amortized that may have to be replaced in the future.
"Margin" is defined as the financial number as a percent of total reported revenue. Examples where we use this reference and related calculation are in relation to "gross profit margin", "operating income margin", "net income margin", or "adjusted EBITDA margin". We will often identify a relevant financial metric as a percentage of revenue and refer to this as a margin for that financial metric.
We believe that presenting relevant financial metrics as a percentage of revenue is a meaningful measure of our business as it provides the performance of the financial metric in the context of the performance of revenue. Management reviews margins as part of its financial metrics to assess the relative performance of its results.
"Total debt" is defined as the sum of the outstanding principal balance (current and long-term portions) of: (i) finance leases; (ii) borrowings under our credit facilities (excluding outstanding Letters of Credit); (iii) convertible unsecured subordinated debentures; (iv) mortgage; (v) promissory notes; and (vi) financing obligations. We believe total debt is a meaningful measure in understanding our complete debt obligations.
"Net debt" is defined as total debt less cash and cash equivalents recorded on the balance sheets. Net debt is used by us in assessing our debt repayment requirements after using available cash.
"Senior debt" is defined as total debt, excluding convertible debentures, deferred financing costs, mortgages related to NACG Acheson Ltd. and debt related to investment in affiliates and joint ventures.
"Invested capital" is defined as total shareholders' equity plus net debt.
"Cash provided by operating activities prior to change in working capital" is defined as cash used in or provided by operating activities excluding net changes in non-cash working capital.
"Free cash flow" is defined as cash from operations less cash used in investing activities (including finance lease additions but excluding cash used for growth capital expenditures, cash used for / provided by acquisitions and proceeds from equipment sale and leaseback). We believe that free cash flow is a relevant measure of cash available to service our total debt repayment commitments, pay dividends, fund share purchases and fund both growth capital expenditures and potential strategic initiatives.
"Backlog" is a measure of the amount of secured work we have outstanding and, as such, is an indicator of a base level of future revenue potential. Backlog, while not a GAAP term is similar in nature and definition to the "transaction price allocated to the remaining performance obligations", defined under US GAAP and reported in

Management's Discussion and Analysis September 30, 2020	M-19	North American Construction Group Ltd.

"Note 10 - Revenue" in our financial statements. When the two numbers differ, the variance relates to expected scope where there is no defined volume.
We have set a policy that our definition of backlog will be limited to contracts or work orders with values exceeding $1.0 million. In the event that our definition of backlog differs from the US GAAP defined "remaining performance obligations" we will provide a reconciliation between the US GAAP and non-GAAP values.
We define backlog as work that has a high certainty of being performed as evidenced by the existence of a signed contract or work order specifying job scope, value and timing. However, it should be noted that our long-term contracts typically allow our customers to unilaterally reduce or eliminate the scope of the contracted work without cause. These long-term contracts represent higher risk due to uncertainty of total contract value and estimated costs to complete; therefore, potentially impacting revenue recognition in future periods.
Our measure of backlog does not define what we expect our future workload to be. We work with our customers using cost-plus, time-and-materials, unit-price and lump-sum contracts. This mix of contract types varies year-by-year. Our definition of backlog results in the exclusion of cost-plus and time-and-material contracts performed under master service agreements or master use contracts where scope is not clearly defined. While contracts exist for a range of services to be provided under these service agreements, the work scope and value are not clearly defined.
“Growth capital” is defined as new or used revenue-generating and customer facing assets which are not intended to replace an existing asset and have been commissioned and are available for use. These expenditures result in a meaningful increase to earnings and cash flow potential.
“Sustaining capital” is defined as expenditures, net of routine disposals, related to property, plant and equipment which have been commissioned and are available for use operated to maintain and support existing earnings and cash flow potential and do not include the characteristics of growth capital.
"Capital expenditures, net" is defined as growth capital and sustaining capital.
"Capital additions" is defined as capital expenditures, net and lease additions.
"Capital inventory" is defined as rotatable parts included in property, plant and equipment held for use in the overhaul of property, plant and equipment.
“Capital work in progress” is defined growth capital and sustaining capital prior to commissioning and not available for use.
We believe net capital expenditures and capital additions are a meaningful measure to assess resource allocation.
INTERNAL SYSTEMS AND PROCESSES
Evaluation of disclosure controls and procedures
Our disclosure controls and procedures are designed to provide reasonable assurance that information we are required to disclose is recorded, processed, summarized and reported within the time periods specified under Canadian and US securities laws. They include controls and procedures designed to ensure that information is accumulated and communicated to management, including the Chief Executive Officer and the Executive Vice President & Chief Financial Officer to allow timely decisions regarding required disclosures.
An evaluation was carried out under the supervision of and with the participation of management, including the Chief Executive Officer and the Executive Vice President & Chief Financial Officer of the effectiveness of our disclosure controls and procedures as defined in Rule 13a-15(e) under the US Securities Exchange Act of 1934, as amended, and in National Instrument 52-109 under the Canadian Securities Administrators Rules and Policies. Based on this evaluation, our Chief Executive Officer and the Executive Vice President & Chief Financial Officer concluded that as of September 30, 2020 such disclosure controls and procedures were effective.
Management’s report on internal control over financial reporting
In early 2020, many of our corporate office staff and site administrative staff began working remotely from home due to the COVID-19 pandemic. This change required certain processes and controls that were previously done or documented manually to be completed and retained in electronic form. Despite the changes required by the current environment, there have been no significant changes to our internal controls over financial reporting (“ICFR”) for the

Management's Discussion and Analysis September 30, 2020	M-20	North American Construction Group Ltd.

three and nine months ended September 30, 2020 that have materially affected, or are reasonably likely to affect, our ICFR.
LEGAL AND LABOUR MATTERS
Laws and Regulations and Environmental Matters
Please see “Our Business - Health, Safety and Environmental” in our most recent annual information form ("AIF") for a complete discussion on this topic.
Employees and Labour Relations
As at September 30, 2020, we had 165 salaried employees (September 30, 2019 - 182 salaried employees) and 1,231 hourly employees (September 30, 2019 - 1,691 hourly employees) in our western Canadian operations (excluding employees employed by Nuna). Of the hourly employees, approximately 84% of the employees are union members and work under collective bargaining agreements (September 30, 2019 - 84% of the employees). Our hourly workforce fluctuates according to the seasonality of our business and the staging and timing of projects by our customers. The hourly workforce for our ongoing operations ranges in size from approximately 700 employees to approximately 1,800 employees, depending on the time of year, types of work and duration of awarded projects. We also utilize the services of subcontractors in our business. Subcontractors perform an estimated 7% to 10% of the work we undertake.
OUTLOOK
We expect liquidity to remain above $100 million during Q4 2020 and the full year 2021. Projected free cash flows for the full years of 2020 and 2021 in the ranges of $40 to $55 million and $60 to $80 million, respectively, will improve our liquidity position over the next fifteen months.
We maintain our belief that we have the contracted work to provide sufficient free cash flow to both de-lever our balance sheet significantly and pursue many opportunities to continue our diversification and growth objectives.
On April 1, 2020, the Government of Canada announced the Canada Emergency Wage Subsidy program, which was created to help employers prevent further job losses by keeping employees on payroll during the COVID-19 pandemic and allowed employers to re-hire employees that had been previously laid off. Net income includes $21.7 million of salary and wage subsidies presented as reductions of project costs, equipment costs and general and administrative expenses of $12.2 million, $7.1 million and $2.4 million respectively. Recently, the Government of Canada extended this program to June 2021 and we expect that we will be participating in this for all periods in which we are eligible.
FORWARD-LOOKING INFORMATION
Our MD&A is intended to enable readers to gain an understanding of our current results and financial position. To do so, we provide information and analysis comparing results of operations and financial position for the current period to that of the preceding periods. We also provide analysis and commentary that we believe is necessary to assess our future prospects. Accordingly, certain sections of this report contain forward-looking information that is based on current plans and expectations. Our forward-looking information is information that is subject to known and unknown risks and other factors that may cause future actions, conditions or events to differ materially from the anticipated actions, conditions or events expressed or implied by such forward-looking information. Readers are cautioned that actual events and results may vary from the forward-looking information.
Forward-looking information is information that does not relate strictly to historical or current facts and can be identified by the use of the future tense or other forward-looking words such as "believe", "continue", "expect", "project", "will" or the negative of those terms or other variations of them or comparable terminology.
Examples of such forward-looking information in this document include, but are not limited to, statements with respect to the following, each of which is subject to significant risks and uncertainties and is based on a number of assumptions which may prove to be incorrect:
•Our projection for full-year sustaining capital in 2020 of $80 million to $90 million.
•Our expectation that liquidity will remain above $100 million in Q4 2020 and the full year 2021.

Management's Discussion and Analysis September 30, 2020	M-21	North American Construction Group Ltd.

•Our projection of free cash flow for 2020 and 2021 in the ranges of $40 million to $55 million and $60 million to $80 million, respectively, and the expectation that the same will improve our liquidity position over the next fifteen months.
•Our expectation that we will maintain compliance with our financial covenants for at least the next twelve-month period.
•Our expectation that $87.9 million of our anticipated backlog for 2020 will be performed in Q4 2020.
•Our expectation of future expected scope and volume increases at the Aurora and Millennium mines.
•Our belief that we have the contracted work to provide sufficient free cash flow to both de-lever our balance sheet significantly and pursue many opportunities to continue our diversification and growth objectives.
•Our expectation that we will continue to participate in the expanded Canada Emergency Wage Subsidy program.
Assumptions
The material factors or assumptions used to develop the above forward-looking statements include, but are not limited to:
•continuing demand for heavy construction and earth moving services, including in non-oil sands projects;
•that economic and market impacts of the COVID-19 pandemic do not significantly worsen, or that such effects can be mitigated or otherwise managed to reduce impact on our business;
•continuing demand for external heavy equipment maintenance services and our ability to hire and retain sufficient qualified personnel and to have sufficient maintenance facility capacity to capitalize on that demand;
•that we are able to maintain our expenses at current levels in proportion to our revenue;
•that work will continue to be required under our master services agreements with various customers and that such master services agreements will remain intact;
•our customers' ability to pay in timely fashion;
•the oil sands continuing to be an economically viable source of energy;
•our customers and potential customers continuing to outsource activities for which we are capable of providing services;
•our ability to maintain the right size and mix of equipment in our fleet and to secure specific types of rental equipment to support project development activity enables us to meet our customers' variable service requirements while balancing the need to maximize utilization of our own equipment and that our equipment maintenance costs are similar to our historical experience;
•our ability to access sufficient funds to meet our funding requirements will not be significantly impaired;
•our success in executing our business strategy, identifying and capitalizing on opportunities, managing our business, maintaining and growing our relationships with customers, retaining new customers, competing in the bidding process to secure new projects and identifying and implementing improvements in our maintenance and fleet management practices;
•our relationships with the unions representing certain of our employees continues to be positive; and
•our success in improving profitability and continuing to strengthen our balance sheets through a focus on performance, efficiency and risk management.
and are subject to the risks and uncertainties highlighted in our MD&A for the year ended December 31, 2019 and in our most recently filed Annual Information form.
While we anticipate that subsequent events and developments may cause our views to change, we do not have an intention to update this forward-looking information, except as required by applicable securities laws. This forward-looking information represents our views as of the date of this document and such information should not be relied upon as representing our views as of any date subsequent to the date of this document. We have attempted to identify important factors that could cause actual results, performance or achievements to vary from those current expectations or estimates expressed or implied by the forward-looking information. However, there may be other factors that cause results, performance or achievements not to be as expected or estimated and that could cause actual results, performance or achievements to differ materially from current expectations. There can be no assurance that forward-looking information will prove to be accurate, as actual results and future events could differ materially from those expected or estimated in such statements. Accordingly, readers should not place undue reliance on forward-looking information. These factors are not intended to represent a complete list of the factors that could affect us. See “Assumptions” above, “Assumptions” and “Business Risk Factors” in our annual MD&A for

Management's Discussion and Analysis September 30, 2020	M-22	North American Construction Group Ltd.

the year ended December 31, 2019 and risk factors highlighted in materials filed with the securities regulatory authorities filed in the United States and Canada from time to time, including, but not limited to, our most recent Annual Information Form.
Risk Management
The Company is exposed to liquidity, market and credit risks associated with its financial instruments. Overall, the Company’s Board of Directors has responsibility for oversight of the Company’s risk management policies. Management performs a risk assessment on a continual basis to help ensure that all significant risks related to the Company and its operations have been reviewed and assessed to reflect changes in market conditions and the Company’s operating activities.
Market Risk
Market risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices such as foreign currency exchange rates and interest rates. The level of market risk to which we are exposed at any point in time varies depending on market conditions, expectations of future price or market rate movements and composition of our financial assets and liabilities held, non-trading physical assets and contract portfolios. We have experienced no material change in market risk as of the quarter ended September 30, 2020. For a full discussion of market risk please see our annual MD&A for the year ended December 31, 2019.
Risk Factors Related to COVID-19
While markets and economies have somewhat stabilized as governments and industry have implemented measures to mitigate the impacts of the pandemic, the situation continues to evolve. Should the pandemic worsen, we could be subject to additional or continued adverse impacts, including, but not limited to restrictions or limitations on the ability of our employees, contractors, suppliers and customers to conduct business due to quarantines, closures or travel restrictions, including the potential for deferral or cessation of ongoing or planned projects. The ultimate duration and magnitude of the pandemic and its financial effect on us is not known at this time. We are continuously monitoring the situation, however, and working with our customers and suppliers to mitigate its effects.
As required by US GAAP, we review our long-lived assets, including property, plant and equipment and identifiable intangible assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. We detected impairment indicators at March 31, 2020, as a result of the recent uncertainty in the economic environment, relating to the suppression of commodity prices combined with the impact of the COVID-19 pandemic. We completed an impairment test comparing the net carrying value of our long-lived assets to the estimated undiscounted net cash flows to be generated from use of those assets and concluded that they are recoverable and, as such, no impairment was recorded. At September 30, 2020, there were no indicators, as there had been no material declines in the operating environment or expected financial results as compared to the previous quarter.
ADDITIONAL INFORMATION
Our corporate head office is located at 27287 - 100 Avenue, Acheson, Alberta, T7X 6H8. Telephone and facsimile are 780-960-7171 and 780-969-5599, respectively.
Additional information relating to us, including our AIF dated December 31, 2019, can be found on the Canadian Securities Administrators System for Electronic Document Analysis and Retrieval ("SEDAR") database at www.sedar.com, the Securities and Exchange Commission’s website at www.sec.gov and on our company website at www.nacg.ca.

Management's Discussion and Analysis September 30, 2020	M-23	North American Construction Group Ltd.

Interim Consolidated Balance Sheets
(Expressed in thousands of Canadian Dollars)
(Unaudited)

	Note	September 30, 2020	December 31, 2019
Assets
Current assets
Cash		$40,331	$5,544
Accounts receivable	5	43,279	66,746
Contract assets	10(c)	5,365	19,193
Inventories		20,068	21,649
Prepaid expenses and deposits		5,274	4,245
Assets held for sale		4,583	424
		118,900	117,801
Property, plant and equipment, net of accumulated depreciation of $285,745 (December 31, 2019 – $276,185)		633,942	587,729
Operating lease right-of-use assets		19,207	21,841
Other assets		7,737	6,718
Investments in affiliates and joint ventures	6	50,687	42,908
Deferred tax assets		13,605	15,655
Total assets		$844,078	$792,652
Liabilities and shareholders’ equity
Current liabilities
Accounts payable		$34,787	$88,201
Accrued liabilities		13,480	17,560
Contract liabilities	10(c)	122	23
Current portion of long-term debt	7	16,178	18,514
Current portion of finance lease obligations		28,958	29,206
Current portion of operating lease liabilities		4,007	3,799
		97,532	157,303
Long-term debt	7	365,588	313,443
Finance lease obligations		49,098	47,072
Operating lease liabilities		15,110	17,710
Other long-term obligations		17,159	24,504
Deferred tax liabilities		61,250	52,501
		605,737	612,533
Shareholders' equity
Common shares (authorized – unlimited number of voting common shares; issued and outstanding – September 30, 2020 - 30,984,331 (December 31, 2019 – 27,502,912))	9(a)	254,689	225,966
Treasury shares (September 30, 2020 - 1,836,690 (December 31, 2019 - 1,725,467))	9(a)	(17,926)	(15,911)
Additional paid-in capital		45,620	49,919
Deficit		(44,042)	(79,855)
Shareholders' equity		238,341	180,119
Total liabilities and shareholders’ equity		$844,078	$792,652
Subsequent events	7(a), 13
See accompanying notes to interim consolidated financial statements.

Interim Consolidated Financial Statements (Unaudited) September 30, 2020	F-1	North American Construction Group Ltd.

Interim Consolidated Statements of Operations and
Comprehensive Income
(Expressed in thousands of Canadian Dollars, except per share amounts)
(Unaudited)

		Three months ended		Nine months ended
		September 30,		September 30,
	Note	2020	2019	2020	2019
Revenue	10	$94,015	$166,269	$363,603	$529,612
Project costs		27,585	67,126	100,033	211,555
Equipment costs		32,190	58,982	129,723	173,467
Depreciation		18,876	21,875	62,735	73,255
Gross profit		15,364	18,286	71,112	71,335
General and administrative expenses		5,380	7,623	12,867	27,541
(Gain) loss on disposal of property, plant and equipment		(194)	185	635	(290)
Amortization of intangible assets		234	134	520	635
Operating income		9,944	10,344	57,090	43,449
Interest expense, net	11	4,438	5,541	14,240	16,125
Equity earnings in affiliates and joint ventures	6	(4,620)	(865)	(6,554)	(1,985)
Foreign exchange (gain) loss		(112)	(72)	132	(53)
Net realized and unrealized gain on derivative financial instrument	7(b)	(551)	—	(837)	—
Income before income taxes		10,789	5,740	50,109	29,362
Current income tax expense		470	13	487	13
Deferred income tax expense (benefit)		3,489	(1,879)	10,458	475
Net income and comprehensive income		6,830	7,606	39,164	28,874
Net income attributable to noncontrolling interest		—	(45)	—	(238)
Net income and comprehensive income available to shareholders		$6,830	$7,561	$39,164	$28,636
Per share information
Basic net income per share	9(b)	$0.23	$0.29	$1.41	$1.13
Diluted net income per share	9(b)	$0.22	$0.26	$1.28	$0.96
See accompanying notes to interim consolidated financial statements.

Interim Consolidated Financial Statements (Unaudited) September 30, 2020	F-2	North American Construction Group Ltd.

Interim Consolidated Statements of Changes in
Shareholders’ Equity
(Expressed in thousands of Canadian Dollars)
(Unaudited)

	Common shares	Treasury shares	Additional paid-in capital	Deficit	Shareholders' equity attributable to common shareholders	Noncontrolling interest	Total Equity
Balance at December 31, 2018	$221,773	$(11,702)	$53,567	$(113,917)	$149,721	$494	$150,215
Net income and comprehensive income available to shareholders	—	—	—	28,636	28,636	238	28,874
Dividends ($0.08 per share)	—	—	—	(2,036)	(2,036)	—	(2,036)
Exercise of stock options	2,989	—	(1,194)	—	1,795	—	1,795
Conversion of convertible debentures	945	—	—	—	945	—	945
Purchase of treasury shares	—	(9,383)	—	—	(9,383)	—	(9,383)
Stock-based compensation	—	6,178	(3,345)	—	2,833	—	2,833
Distributions to affiliate and joint venture partners	—	—	—	250	250	(280)	(30)
Balance at September 30, 2019	$225,707	$(14,907)	$49,028	$(87,067)	$172,761	$452	$173,213

Balance at December 31, 2019	$225,966	$(15,911)	$49,919	$(79,855)	$180,119	$—	$180,119
Net income and comprehensive income available to shareholders	—	—	—	39,164	39,164	—	39,164
Dividends ($0.12 per share)	—	—	—	(3,351)	(3,351)	—	(3,351)
Exercise of stock options	520	—	(208)	—	312	—	312
Conversion of convertible debentures	38,066	—	—	—	38,066	—	38,066
Share purchase program	(9,863)	—	755	—	(9,108)	—	(9,108)
Purchase of treasury shares	—	(9,817)	—	—	(9,817)	—	(9,817)
Stock-based compensation	—	7,802	(4,846)	—	2,956	—	2,956
Balance at September 30, 2020	$254,689	$(17,926)	$45,620	$(44,042)	$238,341	$—	$238,341
See accompanying notes to interim consolidated financial statements.

Interim Consolidated Financial Statements (Unaudited) September 30, 2020	F-3	North American Construction Group Ltd.

Interim Consolidated Statements of Cash Flows
(Expressed in thousands of Canadian Dollars)
(Unaudited)

		Three months ended		Nine months ended
		September 30,		September 30,
	Note	2020	2019	2020	2019
Cash provided by (used in):
Operating activities:
Net income and comprehensive income		$6,830	$7,606	$39,164	$28,874
Adjustments to reconcile to net cash from operating activities:
Depreciation		18,876	21,875	62,735	73,255
Amortization of intangible assets		234	134	520	635
Amortization of deferred financing costs	11	438	243	887	722
(Gain) loss on disposal of property, plant and equipment		(194)	185	635	(290)
Net realized and unrealized gain on derivative financial instruments		(551)	—	(837)	—
Stock-based compensation expense (benefit)		1,756	2,583	(2,895)	7,689
Cash settlement of directors' deferred share unit plan		—	—	—	(5,084)
Equity earnings in affiliates and joint ventures	6(c)	(4,620)	(865)	(6,554)	(1,985)
Dividends received from affiliates and joint ventures	6(c)	—	—	1,431	—
Other adjustments to cash from operating activities		44	(52)	(226)	135
Deferred income tax expense (benefit)		3,489	(1,879)	10,458	475
Net changes in non-cash working capital	12(b)	(24,619)	(35,032)	(20,785)	(28,955)
		1,683	(5,202)	84,533	75,471
Investing activities:
Purchase of property, plant and equipment		(23,337)	(34,771)	(90,019)	(118,455)
Additions to intangible assets		—	(210)	(271)	(374)
Proceeds on disposal of property, plant and equipment		58	736	2,106	3,262
Investment in affiliates and joint ventures	6(c)	(169)	—	(2,088)	—
Net repayments of loans to affiliates and joint venture partners		1,367	(506)	2,159	3,043
		(22,081)	(34,751)	(88,113)	(112,524)
Financing activities:
Proceeds from long-term debt	7	35,000	88,616	145,458	224,140
Repayment of long-term debt	7	(3,704)	(34,749)	(59,159)	(152,712)
Financing costs		—	14	—	(2,689)
Repayment of finance lease obligations		(7,946)	(10,054)	(26,104)	(29,656)
Distribution paid to noncontrolling interest of affiliates		—	(160)	—	(280)
Dividend payments	9(d)	(1,162)	(505)	(3,215)	(1,508)
Proceeds from exercise of stock options		—	811	312	1,795
Share purchase program	9(c)	—	—	(9,108)	—
Purchase of treasury shares	9(a)	(2,788)	(9,291)	(9,817)	(9,383)
		19,400	34,682	38,367	29,707
(Decrease) increase in cash		(998)	(5,271)	34,787	(7,346)
Cash, beginning of period		41,329	17,433	5,544	19,508
Cash, end of period		$40,331	$12,162	$40,331	$12,162
Supplemental cash flow information (note 12(a))
See accompanying notes to interim consolidated financial statements.

Interim Consolidated Financial Statements (Unaudited) September 30, 2020	F-4	North American Construction Group Ltd.

Notes to Interim Consolidated Financial Statements
For the three and nine months ended September 30, 2020
(Expressed in thousands of Canadian Dollars, except per share amounts or unless otherwise specified)
(Unaudited)
1. Nature of operations
North American Construction Group Ltd. ("NACG" or the “Company”) was formed under the Canada Business Corporations Act. The Company and its predecessors have been operating continuously since 1953 primarily in western Canada providing a wide range of mining and heavy construction services to customers in the resource development and industrial construction sectors.
2. Significant accounting policies
a) Basis of presentation
These interim consolidated financial statements are prepared in accordance with United States generally accepted accounting principles ("US GAAP"). These interim consolidated financial statements include the accounts of the Company, its wholly-owned, Canadian and United States incorporated subsidiaries and via certain of its subsidiaries, the Company also holds investments in other Canadian corporations, partnerships and joint ventures. All significant intercompany transactions and balances are eliminated upon consolidation.
The Company has prepared these interim consolidated financial statements on the same basis as its annual consolidated financial statements.
The Company's full-year results are not likely to be a direct multiple of any particular quarter or combination of quarters due to seasonality. The Company's oil sands mining revenues are typically highest in the first quarter of each year as ground conditions are most favorable for this type of work while civil construction revenues are typically highest during the third and fourth quarter, as weather conditions are most favorable for this type of work during these seasons. Mining activity declines near the end of the first quarter and through a large portion of the second quarter, as weather conditions make operations in the Company’s operating regions difficult. The duration of this period is referred to as “spring breakup”, as frost leaves the ground and many secondary roads are temporarily rendered incapable of supporting the weight of heavy equipment. In addition to revenue variability, gross profit margins can be negatively affected in less active periods because the Company is likely to incur higher maintenance and repair costs due to its equipment being available for servicing.
b) Changes in significant accounting policies
Allowance for credit losses (note 3(a))
The Company records allowance for credit losses using the expected credit loss model upon the initial recognition of financial assets. The Company's financial assets include contract assets and accounts receivable. The estimate of expected credit loss considers historical credit loss information that is adjusted for current economic and credit conditions. Bad debt expense is charged to project costs in the Consolidated Statements of Operations and Comprehensive Income in the period the allowance is recognized. The counterparties to the majority of the Company's financial assets are major oil producers with a long history of no credit losses.
3. Accounting pronouncements recently adopted
a) Financial instruments - credit losses
The Company adopted the new standard for credit losses effective January 1, 2020, which amends the impairment model of financial instruments to require the immediate recognition of expected losses rather than incurred losses. In August 2018, the FASB issued ASU 2018-13, Fair Value Measurement (Topic 820), Disclosure Framework - Changes to the Disclosure Requirements for Fair Value Measurement. The Company applied a modified retrospective approach where the cumulative effect adjustment is recognized to the opening balance of equity at adoption (January 1, 2020). This transition method allowed the Company to not apply the new guidance, including disclosure requirements, to the comparative period presented. The adoption of this new standard did not have a material impact to the financial statements. Due to the limited historical default rates, there was no adjustment to opening equity at adoption.

Interim Consolidated Financial Statements (Unaudited) September 30, 2020	F-5	North American Construction Group Ltd.

b) Fair value measurement
The Company adopted the new standard for fair value measurement effective January 1, 2020. In August 2018, the FASB issued ASU 2018-13, Fair Value Measurement (Topic 820), Disclosure Framework - Changes to the Disclosure Requirements for Fair Value Measurement. This accounting standard update was issued to improve the effectiveness of disclosure requirements on fair value measurement. The adoption of this new standard did not have a material impact to the financial statements.
c) Internal-use software
The Company adopted the new standard for internal-use software effective January 1, 2020. In August 2018, the FASB issued ASU 2018-15, Intangibles - Goodwill and Other - Internal-Use Software (Subtopic 350-40), Customer's Accounting for Implementation Costs Incurred in a Cloud Computing Arrangement that is a Service Contract. This accounting standard update was issued to clarify the accounting for implementation costs in cloud computing arrangements. The adoption of this new standard did not have a material impact to the financial statements.
d) Related party guidance for variable interest entities
The Company adopted the new standard for related party guidance for variable interest entities effective January 1, 2020. In October 2018, the FASB issued ASU 2018-17, Consolidation (Topic 810), Targeted Improvements to Related Party Guidance for Variable Interest Entities. This accounting standard update was issued to provide an update for determining whether a decision-making fee is a variable interest requiring reporting entities to consider indirect interests held through related parties under common control on a proportional basis rather than as the equivalent of a direct interest in its entirety. The adoption of this new standard did not have a material impact to the financial statements.
4. Recent accounting pronouncements not yet adopted
Debt with conversion and other options
In September 2020, the FASB issued ASU 2020-06, Debt - Debt with Conversion and Other Options and Derivatives and Hedging - Contracts in Entity's own Equity. This accounting standard update was issued to address issues identified as a result of the complexity associated with applying GAAP for certain financial instruments with characteristics of liabilities and equity. This standard is effective January 1, 2022 with early adoption permitted. The Company is assessing the impact that the adoption of this standard will have on its consolidated financial statements.
5. Accounts receivable

	September 30, 2020	December 31, 2019
Trade	$27,322	$38,686
Holdbacks	67	7,152
Accrued trade receivables	7,182	13,174
Contract receivables	$34,571	$59,012
Other	8,708	7,734
	$43,279	$66,746
The Company has not recorded an allowance for credit losses and there has been no change to this estimate in the period.
6. Investments in affiliates and joint ventures
a) Nuna
The Company accounts for its investment in the NL Partnership and its wholly–owned subsidiaries and interests in other affiliates and joint ventures using the equity method (at September 30, 2019, the Company accounted for the NL Partnership using proportionate consolidation). The investments in Nuna East Ltd., Nuna West Mining Ltd. and Nuna Pang Contracting Ltd. are accounted using the equity method.
b) Other affiliates and joint ventures
During the nine months ended September 30, 2020, the Company invested $2,088 in cash and $670 in property, plant and equipment for the investments in NAYL Realty Inc. and BNA Remanufacturing Limited Partnership.

Interim Consolidated Financial Statements (Unaudited) September 30, 2020	F-6	North American Construction Group Ltd.

The Company holds various investments in affiliates and joint ventures and accounts for these as follows:

Affiliate or joint venture name:	Interest	Consolidation
Dene North Site Services Partnership	49%	Proportionate
Mikisew North American Limited Partnership	49%	Proportionate
NAYL Realty Inc.	49%	Equity method
BNA Remanufacturing Limited Partnership	50%	Equity method
c) Affiliates and joint ventures financial information
The following table summarizes the movement in the investments in affiliates and joint ventures balance:

	Three months ended		Nine months ended
	September 30,		September 30,
	2020	2019	2020	2019
Balance, beginning of the period	$47,017	$8,557	$42,908	$11,788
Additions	169	—	2,758	—
Share of net income	4,620	865	6,554	1,985
Dividends	—	—	(1,432)	—
Repayments of loans and other adjustments	(1,119)	314	(101)	(4,037)
Balance, end of the period	$50,687	$9,736	$50,687	$9,736
The financial information for the Company's share of the investments in affiliates and joint ventures accounted for using the equity method is summarized as follows:
Balance Sheets

	September 30, 2020	December 31, 2019
Assets
Current assets	$48,413	$33,734
Non-current assets	33,312	21,370
Total assets	$81,725	$55,104
Liabilities
Current liabilities	$16,520	$10,590
Non-current liabilities	14,518	2,614
Total liabilities	$31,038	$13,204
Statements of Operations and Comprehensive Income

	Three months ended		Nine months ended
	September 30,		September 30,
	2020	2019	2020	2019
Revenues	$24,278	$12,594	$45,358	$23,140
Gross profit	3,392	1,502	7,380	3,095
Income before taxes	6,160	1,378	8,739	2,957
Net income and comprehensive income	$4,620	$865	$6,554	$1,985
7. Long-term debt

	Note	September 30, 2020	December 31, 2019
Credit Facility	7(a)	$240,000	$190,000
Convertible debentures	7(b)	55,000	94,031
Mortgages		21,341	21,739
Financing obligations	7(c)	54,083	15,435
Promissory notes	7(d)	13,623	14,648
Unamortized deferred financing costs		(2,281)	(3,896)
		$381,766	$331,957
Less: current portion of long-term debt		(16,178)	(18,514)
		$365,588	$313,443

Interim Consolidated Financial Statements (Unaudited) September 30, 2020	F-7	North American Construction Group Ltd.

a) Credit Facility
The Company has an Amended and Restated Credit Agreement (the "Credit Facility") with a banking syndicate. The Credit Facility is a revolving loan (the "Revolver") which allows borrowings of up to $300.0 million, of which letters of credit may not exceed $25.0 million, with an ability to increase the maximum borrowings by an additional $50.0 million, subject to certain conditions. This facility matures on November 23, 2021, with an option to extend on an annual basis. The Credit Facility permits finance lease obligations to a limit of $150.0 million and certain other debt outstanding to a limit of $20.0 million. As at September 30, 2020, the Company did not exceed these limits.
As at September 30, 2020, there was $0.9 million (December 31, 2019 - $0.9 million) in issued letters of credit under the Credit Facility and the unused borrowing availability was $59.1 million, not including the ability to increase maximum borrowings by $50.0 million (December 31, 2019 - $109.1 million).
The Credit Facility has financial covenants that must be tested quarterly on a trailing four-quarter basis. The financial covenants consist of senior leverage and fixed charge coverage ratios. As at September 30, 2020, the Company was in compliance with its financial covenants.
The Credit Facility bears interest at Canadian prime rate, U.S. Dollar Base Rate, Canadian bankers’ acceptance rate or London interbank offered rate ("LIBOR") (all such terms as used or defined in the Credit Facility), plus applicable margins. The Company is also subject to non-refundable standby fees, 0.35% to 0.65% depending on the senior leverage ratio, based on the undrawn portion of the Credit Facility. The Credit Facility is secured by a first priority lien on all of the Company's existing and after-acquired property.
Subsequent to period-end on October 8, 2020, the Company entered into an amendment to our Credit Facility that increased the Revolver to $325.0 million with the ability to increase the maximum borrowings by an additional $25.0 million, subject to certain conditions. This facility matures on October 8, 2023, with an option to extend on an annual basis. The Credit Facility permits finance lease obligations to a limit of $150.0 million and certain other debt outstanding to a limit of $20.0 million.
b) Convertible debentures

	September 30, 2020	December 31, 2019
5.50% convertible debentures	$—	$39,031
5.00% convertible debentures	55,000	55,000
	$55,000	$94,031
The terms of the convertible debentures are summarized as follows:

	Date of issuance	Maturity	Conversion price	Share equivalence per $1000 debenture	Debt issuance costs
5.00% convertible debentures	March 20, 2019	March 31, 2026	$26.25	$38.0952	$2,691
Interest on the convertible debentures is payable semi-annually on March 31 and September 30 of each year.
The 5.00% convertible debentures are redeemable under certain conditions after a change in control has occurred. If a change in control occurs, the Company is required to offer to purchase all of the convertible debentures at a price equal to 101% of the principal amount plus accrued and unpaid interest to the date of purchase.
The 5.50% convertible debentures were issued March 15, 2017 and the Company incurred debt issuance costs of $2,133. The debentures were expected to mature on March 31, 2024 and were convertible, at the option of the Company, at a conversion price of $10.85. On April 6, 2020, the 5.50% convertible debentures were redeemed in accordance with their terms. The Company satisfied the redemption price through the issuance of 4,583,655 common shares. Accrued and unpaid interest was settled in cash. The principal amount of debentures derecognized was $38,605. In the three months ended March 31, 2020, a principal amount of $426 was converted into 39,261 common shares.
On March 23, 2020 the Company entered into a swap agreement related to shares expected to be issued upon redemption of the 5.50% convertible debentures. This swap agreement was settled in April 2020 in accordance with its stated terms and resulted in the recognition of a realized loss of $2,210 based on the difference between the

Interim Consolidated Financial Statements (Unaudited) September 30, 2020	F-8	North American Construction Group Ltd.

conversion price of the shares under the terms of the 5.50% convertible notes and the expected price of the Company’s shares at the settlement date.
In April 2020, an additional swap agreement was entered into with respect to these shares. As at September 30, 2020, the Company recognized a realized gain of $1,282 and an unrealized gain of $1,765 on this agreement based on the difference between the par value of the converted shares and the expected price of the Company's shares at contract maturity. This swap agreement is expected to mature in April 2021, as amended from the previously reported October 2020 maturity. The asset relating to the derivative financial instrument is included in other assets in the Interim Consolidated Balance Sheets. The above noted swap agreements are derivative financial instruments that are recorded at fair value, with changes recognized in net realized and unrealized gain on derivative financial instruments within the Interim Consolidated Statements of Operations and Comprehensive Income.
c) Financing obligations
The Company accounts for sale-leaseback transactions where control of the asset does not transfer as a financing transaction rather than a finance leases. During the nine months ended September 30, 2020, the Company recorded new financing obligations of $45,357. The finance contracts expire between June 2024 and May 2025 and bear interest at rates between 2.38% and 3.34%. The finance obligations are secured by the corresponding property, plant and equipment.
d) Promissory note
During the nine months ended September 30, 2020 the Company recorded a new equipment promissory note of $15,100. The contract expires May 2024 and bears interest at 3.45%. The promissory note is secured by the corresponding property, plant and equipment.
8. Financial instruments and risk management
a) Fair value measurements
In determining the fair value of financial instruments, the Company uses a variety of methods and assumptions that are based on market conditions and risks existing on each reporting date. Standard market conventions and techniques, such as discounted cash flow analysis are used to determine the fair value of the Company’s financial instruments. All methods of fair value measurement result in a general approximation of fair value and such value may never actually be realized.
The fair values of the Company’s cash, accounts receivable, contract assets, loans to affiliates and joint ventures, accounts payable, accrued liabilities and contract liabilities approximate their carrying amounts due to the nature of the instrument or the relatively short periods to maturity for the instruments. The Credit Facility has a carrying value that approximates the fair value due to the floating rate nature of the debt. The promissory notes and mortgages have carrying values that are not materially different than their fair values due to similar instruments bearing similar interest rates.
Financial instruments with carrying amounts that differ from their fair values are as follows:

		September 30, 2020		December 31, 2019
	Fair Value Hierarchy Level	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Convertible debentures	Level 1	55,000	48,400	94,031	112,970
Financing obligations	Level 2	54,083	52,765	15,435	13,647
b) Risk management
The Company is exposed to liquidity, market and credit risks associated with its financial instruments. Overall, the Company’s Board of Directors has responsibility for oversight of the Company’s risk management policies. Management performs a risk assessment on a continual basis to help ensure that all significant risks related to the Company and its operations have been reviewed and assessed to reflect changes in market conditions and the Company’s operating activities.
In March 2020, the COVID-19 outbreak was declared a pandemic by the World Health Organization. In addition, commodity prices declined significantly due to a dispute between major oil-producing countries combined with the impact of the COVID-19 pandemic. In recent months, certain oil-producing countries have attempted to manage supply, which has brought some recovery and stability to commodity prices, but the operating and economic

Interim Consolidated Financial Statements (Unaudited) September 30, 2020	F-9	North American Construction Group Ltd.

environment remains uncertain. Governments worldwide, including in Canada, have enacted emergency measures to combat the spread of the virus, including the implementation of travel bans, quarantine periods and social distancing. These factors have created material disruptions to businesses globally, resulting in an economic slowdown. While governments and central banks have instituted significant monetary and fiscal interventions designed to stabilize economic conditions, the success of these measures is not yet determinable.
Many of the Company’s customers are concentrated in the oil sands mining industry. As a result, this challenging operating environment may have significant adverse impacts on the Company, including, but not limited to:
•deferral or cessation of ongoing or planned projects with customers, which could result in material declines in revenue and cash flows;
•declines in revenue, operating margins, and cash flow, which could result in asset impairment charges, inability to comply with debt covenants, and a reduction in funds available for capital spending;
•an inability to raise additional debt or equity financing in the future at favorable terms; and
•restructuring charges as the Company aligns its structure and operating model to the environment.
As this situation continues to evolve, the ultimate duration and magnitude of the impact on the economy and the financial effect on the Company is not known. Estimates and judgments made by management in the preparation of these financial statements are difficult and subject to a higher degree of measurement uncertainty during this period. Management continues to monitor the situation and has taken certain steps to mitigate the likelihood of occurrence of the events described above. The Company is managing both variable and fixed operating costs during this crisis and is taking part in the Canada Emergency Wage Subsidy. Sustaining capital maintenance costs are variable in nature, so the Company continues to implement a reduced capital plan.
In response to the economic slowdown caused by COVID-19, the Government of Canada introduced the Canada Emergency Wage Subsidy, an employer assistance program. For the three months ended September 30, 2020, the Company recognized $10,954 of salary and wage subsidies presented as reductions in project costs, equipment costs and general and administrative expenses of $6,727, $3,289 and $938, respectively. For the nine months ended September 30, 2020, the Company recognized $21,682 of salary and wage subsidies presented as reductions of project costs, equipment costs and general and administrative expenses of $12,221, $7,076 and $2,385 respectively.
At each reporting period, the Company reviews the carrying value of its long-lived assets for indications of impairment. At March 31, 2020 impairment indicators were detected. The Company completed an impairment test comparing the net carrying value of its long-lived assets to the estimated undiscounted net cash flows to be generated from use of those assets and concluded that they are recoverable and, as such, no impairment was recorded. At September 30, 2020, there were no impairment indicators identified, as there had been no material declines in the operating environment or expected financial results as compared to the previous quarter.
9. Shares
a) Common shares

	Common shares	Treasury shares	Common shares, net of treasury shares
Issued and outstanding as at December 31, 2019	27,502,912	(1,725,467)	25,777,445
Issued upon exercise of stock options	81,600	—	81,600
Issued upon conversion of convertible debentures	4,622,916	—	4,622,916
Retired through share purchase program	(1,223,097)	—	(1,223,097)
Purchase of treasury shares	—	(898,951)	(898,951)
Settlement of certain equity classified stock-based compensation	—	787,728	787,728
Issued and outstanding as at September 30, 2020	30,984,331	(1,836,690)	29,147,641
Upon settlement of certain equity classified stock-based compensation during the nine months ended September 30, 2020, the Company repurchased 372,628 shares for $3,576 to satisfy the recipient tax withholding requirements (nine months ended September 30, 2019 - 513,540 for $7,246). The repurchased shares are included in the purchase of treasury shares for settlement of certain equity classified stock-based compensation.

Interim Consolidated Financial Statements (Unaudited) September 30, 2020	F-10	North American Construction Group Ltd.

b) Net income per share

	Three months ended		Nine months ended
	September 30,		September 30,
	2020	2019	2020	2019
Net income available to common shareholders	$6,830	$7,561	$39,164	$28,636
Interest from convertible debentures (after tax)	—	1,014	1,727	2,574
Diluted net income available to common shareholders	$6,830	$8,575	$40,891	$31,210

Weighted-average number of common shares	29,103,731	25,701,448	27,829,951	25,345,762
Weighted-average effect of dilutive securities
Dilutive effect of treasury shares	1,880,600	1,678,566	1,984,239	1,954,061
Dilutive effect of stock options	72,179	243,485	93,311	279,190
Dilutive effect of 5.00% convertible debentures	—	2,095,236	2,095,236	1,496,597
Dilutive effect of 5.50% convertible debentures	—	3,597,327	—	3,597,327
Weighted-average number of diluted common shares	31,056,510	33,316,062	32,002,737	32,672,937

Basic net income per share	$0.23	$0.29	$1.41	$1.13
Diluted net income per share	$0.22	$0.26	$1.28	$0.96
For the three months ended September 30, 2020, there were 2,095,236 shares issuable on conversion of the 5.00% convertible debentures that were considered anti-dilutive and therefore not considered in computing diluted net income per share (three months ended September 30, 2019, all securities were dilutive).
For the nine months ended September 30, 2020, all securities were dilutive (nine months ended September 30, 2019, all securities were dilutive).
c) Share purchase program
Commencing on March 12, 2020, the Company engaged in a normal course issuer bid ("NCIB") under which a maximum number of 2,300,000 common shares were authorized to be purchased. During the nine months ended September 30, 2020, the Company purchased and subsequently cancelled 1,223,097 shares under this NCIB, which resulted in a decrease of common shares of $9,863 and an increase to additional paid-in capital of $755.
d) Dividends

	Date declared	Per share	Shareholders on record as of	Paid or payable to shareholders	Total paid or payable
Q2 2019	April 30, 2019	0.02	May 31, 2019	July 5, 2019	505
Q3 2019	July 30, 2019	0.04	August 31, 2019	October 4, 2019	1,028
Q4 2019	October 29, 2019	0.04	November 30, 2019	January 3, 2020	1,030
Q1 2020	February 18, 2020	0.04	March 5, 2020	April 3, 2020	1,023
Q2 2020	May 5, 2020	0.04	May 29, 2020	July 3, 2020	1,162
Q3 2020	July 28, 2020	0.04	August 31, 2020	October 2, 2020	1,166

Interim Consolidated Financial Statements (Unaudited) September 30, 2020	F-11	North American Construction Group Ltd.

10. Revenue
a) Disaggregation of revenue

	Three months ended		Nine months ended
	September 30,		September 30,
	2020	2019	2020	2019
Revenue by source
Operations support services	$94,015	$121,602	$357,162	$421,245
Construction services	—	44,667	6,441	108,367
	$94,015	$166,269	$363,603	$529,612

By commercial terms
Time-and-materials	$61,620	$119,003	$197,323	$239,896
Unit-price	30,188	45,934	161,605	288,308
Lump-sum	2,207	1,332	4,675	1,408
	$94,015	$166,269	$363,603	$529,612

Revenue recognition method
As-invoiced	66,346	130,874	267,593	317,136
Cost-to-cost percent complete	$27,669	$35,395	$96,010	$212,476
	$94,015	$166,269	$363,603	$529,612
b) Customer revenues
The following customers accounted for 10% or more of revenues:

	Three months ended		Nine months ended
	September 30,		September 30,
	2020	2019	2020	2019
Customer A	55%	32%	44%	33%
Customer B	34%	21%	29%	21%
Customer C	7%	10%	11%	14%
Customer D	1%	27%	14%	22%
c) Contract balances
The following table provides information about significant changes in the contract assets:

	Three months ended		Nine months ended
	September 30,		September 30,
	2020	2019	2020	2019
Balance, beginning of period	$1,611	$36,075	$19,193	$10,673
Transferred to receivables from contract assets recognized at the beginning of the period	(1,611)	(31,740)	(16,516)	(7,423)
Decreases due to derecognition of unpriced contract modifications	—	—	(2,677)	—
Increases as a result of changes to the estimate of the stage of completion, excluding amounts transferred in the period	2,332	17,033	2,332	17,329
Increases (decrease) as a result of work completed, but not yet an unconditional right to consideration	3,033	(1,883)	3,033	(1,094)
Balance, end of period	$5,365	$19,485	$5,365	$19,485

Interim Consolidated Financial Statements (Unaudited) September 30, 2020	F-12	North American Construction Group Ltd.

The following table provides information about significant changes in the contract liabilities:

	Three months ended		Nine months ended
	September 30,		September 30,
	2020	2019	2020	2019
Balance, beginning of period	$391	$2,776	$23	$4,032
Revenue recognized that was included in the contract liability balance at the beginning of the period	(391)	(2,459)	(23)	(3,865)
Increases due to cash received, excluding amounts recognized as revenue during the period	122	4,474	122	4,624
Balance, end of period	$122	$4,791	$122	$4,791
The following table provides information about revenue recognized from performance obligations that were satisfied (or partially satisfied) in previous periods:

	Three months ended		Nine months ended
	September 30,		September 30,
	2020	2019	2020	2019
Revenue (derecognized) recognized	$(427)	$(1,172)	$1,447	$(155)
These amounts relate to final settlement of constrained variable consideration and cumulative catch-up adjustments arising from changes in estimated project costs on jobs where the revenue recognition method is based on percent complete.
d) Unpriced contract modifications
The Company recognized revenue from variable consideration related to unpriced contract modifications for the nine months ended September 30, 2020 of $2,298 (nine months ended September 30, 2019 - $28).
The Company has recorded amounts in contract assets related to uncollected consideration from revenue recognized on unpriced contract modifications as at September 30, 2020 of $2,298 (December 31, 2019 - $5,312).
e) Transaction price allocated to the remaining performance obligations
The following table includes estimated revenue expected to be recognized in the future related to performance obligations that are unsatisfied (or partially unsatisfied) at the end of the reporting period. Included is all consideration from contracts with customers, excluding amounts that are recognized using the as-invoiced method and any constrained amounts of revenue.

For the year ended December 31,
2020 (excluding the nine months ended September 30, 2020)	$50,061
2021	11,503
2022	11,783
2023	12,171
2024	9,741
2025	7,467
$102,726
11. Interest expense, net

	Three months ended		Nine months ended
	September 30,		September 30,
	2020	2019	2020	2019
Credit facilities	$1,662	$2,429	$6,135	$7,292
Convertible debentures	691	1,234	2,608	3,084
Finance lease obligations	773	1,057	2,495	3,000
Mortgages	248	235	753	711
Promissory notes	145	364	549	1,399
Financing obligations	452	—	863	—
Amortization of deferred financing costs	438	243	887	722
Interest expense	$4,409	$5,562	$14,290	$16,208
Other interest expense (income), net	29	(21)	(50)	(83)
	$4,438	$5,541	$14,240	$16,125

Interim Consolidated Financial Statements (Unaudited) September 30, 2020	F-13	North American Construction Group Ltd.

12. Other information
a) Supplemental cash flow information

	Three months ended		Nine months ended
	September 30,		September 30,
	2020	2019	2020	2019
Cash paid during the period for:
Interest	$4,626	$6,387	$14,545	$15,496
Cash received during the period for:
Interest	38	10	122	68
Operating subleases included in cash from operations	889	770	2,629	2,309
Non-cash transactions:
Additions to property, plant and equipment by means of finance leases	886	—	27,882	28,107
Increase in assets held for sale, offset by property, plant and equipment	212	895	6,691	2,765
Decrease to property, plant and equipment upon investment contribution to affiliates and joint ventures	—	—	(670)	—
Non-cash working capital adjustments:
Net decrease in accounts receivable related to investments in affiliates and joint ventures	—	—	(911)	—
Net decrease in accounts receivable related to equity swap	(378)	—	—	—
Net decrease in long-term payroll liabilities	—	170	—	272
Net decrease in accrued liabilities related to conversion of bonus compensation to deferred stock units	—	—	294	428
Net increase in accrued liabilities related to the current portion of deferred stock units liability	(4)	—	(84)	—
Net increase in accrued liabilities related to dividend payable	(4)	(523)	(136)	(528)
b) Net change in non-cash working capital
The table below represents the cash (used in) provided by non-cash working capital:

	Three months ended		Nine months ended
	September 30,		September 30,
	2020	2019	2020	2019
Operating activities:
Accounts receivable	$(17,072)	$(19,452)	$22,556	$(8,203)
Contract assets	(3,754)	16,590	13,828	(8,812)
Inventories	1,742	(6,917)	1,581	(13,599)
Contract costs	(291)	(33)	(514)	1,976
Prepaid expenses and deposits	(2,398)	(1,816)	(915)	(1,364)
Accounts payable	(715)	(24,694)	(53,414)	935
Accrued liabilities	(1,862)	(725)	(4,006)	(647)
Contract liabilities	(269)	2,015	99	759
	$(24,619)	$(35,032)	$(20,785)	$(28,955)
13. Subsequent event
On October 20, 2020, Bill 35 was substantively enacted which accelerates the previous Job Creation Tax Cut, resulting in a reduction to the Alberta general corporate income tax rate from 10% to 8% on July 1, 2020. Due to the reduction in Alberta general corporate income tax rate, the Company will remeasure its deferred tax assets and deferred tax liabilities as at December 31, 2020.

Interim Consolidated Financial Statements (Unaudited) September 30, 2020	F-14	North American Construction Group Ltd.

FORM 52-109F2
CERTIFICATION OF INTERIM FILINGS
I, Martin Ferron, the Chief Executive Officer of North American Construction Group Ltd., certify the following:
1. Review: I have reviewed the interim financial report and interim MD&A (together, the “interim filings”) of North American Construction Group Ltd. (the “issuer”) for the interim period ended September 30, 2020.
2. No misrepresentations: Based on my knowledge, having exercised reasonable diligence, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings.
3. Fair presentation: Based on my knowledge, having exercised reasonable diligence, the interim financial report together with the other financial information included in the interim filings fairly present in all material respects the financial condition, financial performance and cash flows of the issuer, as of the date of and for the periods presented in the interim filings.
4. Responsibility: The issuer’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures ("DC&P") and internal control over financial reporting ("ICFR"), as those terms are defined in National Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings, for the issuer.
5. Design: Subject to the limitations, if any, described in paragraphs 5.2 and 5.3, the issuer’s other certifying officer(s) and I have, as at the end of the period covered by the interim filings
A. designed DC&P, or caused it to be designed under our supervision, to provide reasonable assurance that
I. material information relating to the issuer is made known to us by others, particularly during the period in which the interim filings are being prepared; and
II. information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and
B. designed ICFR, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP.
5.1 Control framework: The control framework the issuer's other certifying officer(s) and I used to design the issuer's ICFR is the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control - Integrated Framework (“COSO”).
5.2 ICFR – material weakness relating to design: N/A
5.3 Limitation on scope and design: N/A
6. Reporting changes in ICFR: The issuer has disclosed in its interim MD&A any change in the issuer’s ICFR that occurred during the period beginning on July 1, 2020 and ended on September 30, 2020 that has materially affected, or is reasonably likely to materially affect, the issuer’s ICFR.
Date: October 28, 2020

/s/ Martin Ferron
Martin Ferron, Chief Executive Officer

FORM 52-109F2
CERTIFICATION OF INTERIM FILINGS
I, Jason Veenstra, the Chief Financial Officer of North American Construction Group Ltd., certify the following:
1. Review: I have reviewed the interim financial report and interim MD&A (together, the “interim filings”) of North American Construction Group Ltd. (the “issuer”) for the interim period ended September 30, 2020.
2. No misrepresentations: Based on my knowledge, having exercised reasonable diligence, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings.
3. Fair presentation: Based on my knowledge, having exercised reasonable diligence, the interim financial report together with the other financial information included in the interim filings fairly present in all material respects the financial condition, financial performance and cash flows of the issuer, as of the date of and for the periods presented in the interim filings.
4. Responsibility: The issuer’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures ("DC&P") and internal control over financial reporting ("ICFR"), as those terms are defined in National Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings, for the issuer.
5. Design: Subject to the limitations, if any, described in paragraphs 5.2 and 5.3, the issuer’s other certifying officer(s) and I have, as at the end of the period covered by the interim filings
A. designed DC&P, or caused it to be designed under our supervision, to provide reasonable assurance that
I. material information relating to the issuer is made known to us by others, particularly during the period in which the interim filings are being prepared; and
II. information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and
B. designed ICFR, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP.
5.1 Control framework: The control framework the issuer's other certifying officer(s) and I used to design the issuer's ICFR is the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control - Integrated Framework (“COSO”).
5.2 ICFR – material weakness relating to design: N/A
5.3 Limitation on scope and design: N/A
6. Reporting changes in ICFR: The issuer has disclosed in its interim MD&A any change in the issuer’s ICFR that occurred during the period beginning on July 1, 2020 and ended on September 30, 2020 that has materially affected, or is reasonably likely to materially affect, the issuer’s ICFR.
Date: October 28, 2020

/s/ Jason Veenstra
Jason Veenstra, Chief Financial Officer